Exhibit 99.1

Ferrari N.V.

Semi-Annual Report
At and for the three and six months ended June 30, 2018
____________________________________________________________________________________________________

BOARD OF DIRECTORS

Chairman

John Elkann(*)

Chief Executive Officer

Louis C. Camilleri(*)

Directors

Piero Ferrari
Delphine Arnault
Giuseppina Capaldo
Eddy Cue
Sergio Duca
Lapo Elkann
Amedeo Felisa
Maria Patrizia Grieco
Adam Keswick
Elena Zambon

(*)
On July 21, 2018 the Board of Directors of Ferrari N.V. learned with deep sadness that the Chairman and Chief Executive Officer Sergio Marchionne would be unable to return to work. Consequently the Board of Directors of Ferrari N.V. named John Elkann as non-executive Chairman and resolved to propose to the shareholders to appoint Louis C. Camilleri as Executive Director and Chief Executive Officer of the Company, at a shareholders’ meeting which will take place on September 7, 2018 in Amsterdam. Pending confirmation at the shareholders’ meeting, the Board of Directors has provided Louis C. Camilleri with full powers to ensure continuity of Ferrari’s operations.

INDEPENDENT AUDITORS

EY S.p.A.

CERTAIN DEFINED TERMS

In this report (the “Semi-Annual Report”) , unless otherwise specified, the terms “we,” “our,” “us,” the “Group,” the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require. References to “FCA” or “FCA Group” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries as the context may require.

INTRODUCTION

The Semi-Annual Condensed Consolidated Financial Statements at and for the three and six months ended June 30, 2018 (the “Semi-Annual Condensed Consolidated Financial Statements”) included in this Semi-Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as endorsed by the European Union, and in particular, in compliance with IAS 34 - Interim Financial Reporting. The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements at and for the year ended December 31, 2017 (the “Annual Consolidated Financial Statements”), except as otherwise stated in “New standards and amendments effective from January 1, 2018” in the notes to the Semi-Annual Condensed Consolidated Financial Statements.

The Group’s financial information in this Semi-Annual Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars,” “U.S. Dollar,” “U.S.$” and “$” refer to the currency of the United States of America (or “United States”).

Certain totals in the tables included in this Semi-Annual Report may not add due to rounding.

The financial data in “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

This Semi-Annual Report is unaudited.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Highlights
Consolidated Income Statement Data

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
	(€ million, except per share data)
Net revenues	906	920	1,737	1,741
EBIT	218	202	428	379
Profit before taxes	213	189	419	362
Net profit	160	136	309	260
Net profit attributable to:
Owners of the parent	160	136	308	260
Non-controlling interests	—	—	1	—
Basic earnings per common share (in Euro) (1)	0.85	0.72	1.63	1.37
Diluted earnings per common share (in Euro) (1)	0.85	0.72	1.62	1.37
Dividend approved per common share (in Euro) (2)	0.71	—	0.71	—
Distribution approved per common share (in Euro) (3)	—	0.635	—	0.635
_____________________________

(1)	See Note 13 “Earnings per Share” to the Semi-Annual Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share.

(2)
Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 13, 2018, a dividend distribution of €0.71 per common share was approved, corresponding to a total distribution of €134 million. The distribution was made from the retained earnings reserve. In May 2018 the Company paid €129 million of the distribution and the remaining balance will be paid in the third quarter of 2018.

(3)
Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 14, 2017, a cash distribution of €0.635 per common share was approved, corresponding to a total distribution of €120 million. The distribution was made from the share premium reserve which is a distributable reserve under Dutch law. In May 2017 the Company paid €115 million of the distribution and the remaining balance was paid in the third quarter of 2017.

Consolidated Statement of Financial Position Data

	At June 30,	At December 31,
	2018	2017
	(€ million)
Cash and cash equivalents	650	648
Total assets	4,379	4,141
Debt	1,853	1,806
Total equity	928	784
Equity attributable to owners of the parent	924	779
Non-controlling interests	4	5
Share capital	3	3
Common shares issued (in thousands of shares)	188,646	188,954

Other Statistical Information
Shipments

(Number of cars and % of total cars)	For the three months ended June 30,				For the six months ended June 30,
	2018	%	2017	%	2018	%	2017	%
EMEA
UK	255	10.4%	254	10.9%	536	11.7%	508	11.7%
Germany	179	7.3%	163	7.0%	383	8.3%	359	8.3%
Italy	140	5.7%	135	5.8%	259	5.6%	238	5.5%
Switzerland	103	4.2%	92	3.9%	200	4.4%	186	4.3%
France	97	3.9%	93	4.0%	198	4.3%	185	4.3%
Middle East (1)	55	2.2%	41	1.8%	113	2.5%	155	3.6%
Rest of EMEA (2)	244	9.9%	223	9.5%	487	10.6%	404	9.2%
Total EMEA	1,073	43.6%	1,001	42.9%	2,176	47.4%	2,035	46.9%
Americas (3)	850	34.5%	797	34.2%	1,419	30.9%	1,342	31.0%
China, Hong Kong and Taiwan (on a combined basis)	177	7.2%	140	6.0%	360	7.8%	301	6.9%
Rest of APAC (4)	363	14.7%	394	16.9%	636	13.9%	657	15.2%
Total	2,463	100.0%	2,332	100.0%	4,591	100.0%	4,335	100.0%
_____________________________
(1)    Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(2)     Rest of EMEA includes Africa and the other European markets not separately identified.
(3)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(4)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia.

Average number of employees for the period

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
Average number of employees for the period	3,553	3,324	3,513	3,321

Forward-Looking Statements
Statements contained in this report, particularly those regarding our possible or assumed future performance are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “design,” “target,” “objective,” “goal,” “plan” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. These factors include, without limitation:

•	our ability to preserve and enhance the value of the Ferrari brand;

•	the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities;

•	our ability to keep up with advances in high performance car technology and to make appealing designs for our new models;

•	the challenges and costs of integrating hybrid technology more broadly into our car portfolio over time;

•	our ability to preserve our relationship with the automobile collector and enthusiast community;

•	our low volume strategy;

•	the ability of Maserati, our engine customer, to sell its planned volume of cars;

•	changes in client preferences and automotive trends;

•
changes in the general economic environment, including changes in some of the markets in which we operate, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile;

•	the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to our products;

•	our ability to successfully carry out our growth strategy and, particularly, our ability to grow our presence in emerging market countries;

•	our ability to service and refinance our debt;

•	competition in the luxury performance automobile industry;

•	reliance upon a number of key members of executive management and employees, and the ability of our current management team to operate and manage effectively;

•	the performance of our dealer network on which we depend for sales and services;

•	increases in costs, disruptions of supply or shortages of components and raw materials;

•	disruptions at our manufacturing facilities in Maranello and Modena;

•	our ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks;

•	the performance of our licensees for Ferrari-branded products;

•	our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;

•	product recalls, liability claims and product warranties;

•	our continued compliance with customs regulations of various jurisdictions;

•	labor relations and collective bargaining agreements;

•	exchange rate fluctuations, interest rate changes, credit risk and other market risks;

•
changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technologies;

•	our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;

•	the adequacy of our insurance coverage to protect us against potential losses;

•	potential conflicts of interest due to director and officer overlaps with our largest shareholders;

•	our ability to maintain the functional and efficient operation of our information technology systems, including our ability to defend from the risk of cyberattacks on our in-vehicle technology; and

•	other factors discussed elsewhere in this document.

We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.

Non-GAAP Financial Measures
We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit, Adjusted Basic and Diluted Earnings per Common Share, Net Debt, Net Industrial Debt, Free Cash Flow and Free Cash Flow from Industrial Activities, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
EBITDA and Adjusted EBITDA
EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization. Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2018 and 2017, and provides a reconciliation of these non-GAAP measures to net profit. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is presented to demonstrate how the underlying business has performed prior to the impact of the adjusted items, which may obscure underlying performance and impair comparability of results between periods.

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
	(€ million)
Net profit	160	136	309	260
Income tax expense	53	53	110	102
Net financial expenses	5	13	9	17
Amortization and depreciation	73	68	135	133
EBITDA	291	270	563	512
Release of charges related to Takata airbag inflator recalls	(1)	—	(1)	—
Adjusted EBITDA	290	270	562	512
Adjusted EBIT
Adjusted EBIT represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted EBIT for the three and six months ended June 30, 2018 and 2017.

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
	(€ million)
EBIT	218	202	428	379
Release of charges related to Takata airbag inflator recalls	(1)	—	(1)	—
Adjusted EBIT	217	202	427	379

Adjusted Net Profit
Adjusted Net Profit represents net profit as adjusted for income and costs (net of tax effect), which are significant in nature, but expected to occur infrequently. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted Net Profit for the three and six months ended June 30, 2018 and 2017.

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
	(€ million)		(€ million)
Net profit	160	136	309	260
Release of charges related to Takata airbag inflator recalls (net of tax effect)	(1)	—	(1)	—
Adjusted Net Profit	159	136	308	260
Adjusted Basic and Diluted Earnings per Common Share

Adjusted Basic and Diluted Earnings per Common Share represents earnings per share, as adjusted for income and costs (net of tax effect), which are significant in nature, but expected to occur infrequently. We provide such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Common Share for the three and six months ended June 30, 2018 and 2017.

		For the three months ended June 30,		For the six months ended June 30,
		2018	2017	2018	2017
Net profit attributable to owners of the Company	€ million	160	136	308	260
Release of charges for Takata airbag inflator recalls (net of tax effect)	€ million	(1)	—	(1)	—
Adjusted net profit attributable to owners of the Company	€ million	159	136	307	260
Weighted average number of common shares	thousand	188,646	188,953	188,745	188,949
Adjusted basic earnings per common share		€0.84	0.72	1.63	1.37
Weighted average number of common shares for diluted earnings per common share	thousand	189,451	189,759	189,551	189,759
Adjusted diluted earnings per common share (1)		€0.84	0.72	1.62	1.37

(1)
For the three and six months ended June 30, 2018 the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the equity incentive program.

For the three and six months ended June 30, 2017 the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of (i) the potential common shares that would be issued for the equity incentive program and (ii) the potential common shares that would be issued for the Non-Executive Directors’ compensation agreement.

Net Debt and Net Industrial Debt

Net Industrial Debt is the primary measure used by us to analyze our financial leverage and capital structure, and is one of the key indicators, together with Net Debt, we use to measure our financial position. These measures are presented by management to aid investors in their analysis of the Group’s financial position and financial performance and to compare the Group’s financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents (Net Debt), further adjusted to exclude the funded portion of the self-liquidating financial receivables portfolio, which is the portion of our receivables from financing activities that we fund with external debt or intercompany loans.

The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at June 30, 2018 and December 31, 2017.

	At June 30,	At December 31,
	2018	2017
	(€ million)
Cash and cash equivalents	650	648
Financial liabilities with third parties	(1,853)	(1,806)
Net Debt	(1,203)	(1,158)
Funded portion of the self-liquidating financial receivables portfolio	731	685
Net Industrial Debt	(472)	(473)

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group's financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio, which is the change in our receivables from financing activities. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the six months ended June 30, 2018 and 2017.

	For the six months ended June 30,
	2018	2017
	(€ million)
Cash flows from operating activities	381	275
Cash flows used in investing activities	(248)	(146)
Free Cash Flow	133	129
Change in the self-liquidating financial receivables portfolio	50	34
Free Cash Flow from Industrial Activities	183	163

Cash flows used in investing activities for the six months ended June 30, 2017 are net of €8 million proceeds from exercising the Delta Topco option.

Constant Currency Information

The “Results of Operations” discussion below includes information about our net revenues on a constant currency basis. We use this information to assess how the underlying business has performed independent of fluctuations in foreign currency exchange rates. We calculate constant currency by applying the prior-period average foreign currency exchange rates to current period financial data expressed in local currency in which the relevant financial statements are denominated, in order to eliminate the impact of foreign currency exchange rate fluctuations (see Note 5 “Other Information” to the Semi-Annual Condensed Consolidated Financial Statements, included in this Semi-Annual Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

For example, if a U.S. entity with a U.S. Dollar functional currency recorded net revenues of $100 million for the six months ended June 30, 2018 and 2017, we would have reported €82.6 million in net revenues (using the six months ended June 30, 2018 average exchange rate of 1.2104) or a €9.7 million decrease over the €92.3 million reported for the six months ended

June 30, 2017 (using the six months ended June 30, 2017 average exchange rate of 1.0830). The constant currency presentation would translate the six months ended June 30, 2018 net revenues using the six months ended June 30, 2017 foreign currency exchange rates, and therefore indicate that the underlying net revenues on a constant currency basis were unchanged period-on-period.

Results of Operations
Three months ended June 30, 2018 compared to three months ended June 30, 2017
The following is a discussion of the results of operations for the three months ended June 30, 2018 compared to the three months ended June 30, 2017. The discussion of certain line items includes a presentation of such line items as a percentage of net revenues for the respective periods presented, to facilitate period-to-period comparisons.

	For the three months ended June 30,
	2018	Percentage of net revenues	2017	Percentage of net revenues
	(€ million, except percentages)
Net revenues	906	100.0%	920	100.0%
Cost of sales	431	47.6%	458	49.8%
Selling, general and administrative costs	87	9.6%	91	10.0%
Research and development costs	166	18.3%	163	17.7%
Other expenses, net	5	0.5%	6	0.6%
Result from investments	1	0.1%	—	—%
EBIT	218	24.1%	202	21.9%
Net financial expenses	5	0.5%	13	1.4%
Profit before taxes	213	23.6%	189	20.5%
Income tax expense	53	5.9%	53	5.7%
Net profit	160	17.7%	136	14.8%

Net revenues

	For the three months ended June 30,				Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2018 vs. 2017
	(€ million, except percentages)
Cars and spare parts (1)	670	74.0%	669	72.7%	1	0.2%
Engines (2)	80	8.9%	101	10.9%	(21)	(20.2)%
Sponsorship, commercial and brand (3)	127	13.9%	124	13.4%	3	2.1%
Other (4)	29	3.2%	26	3.0%	3	6.1%
Total net revenues	906	100.0%	920	100.0%	(14)	(1.6)%
_____________________________

(1)	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts.

(2)	Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams.

(3)
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.

(4)	Primarily includes interest income generated by Ferrari Financial Services activities and net revenues from the management of the Mugello racetrack.

Net revenues for the three months ended June 30, 2018 were €906 million, a decrease of €14 million, or 1.6 percent (an increase of 1.4 percent on a constant currency basis), from €920 million for the three months ended June 30, 2017.

The decrease in net revenues, including the negative impact of foreign currency, was attributable to (i) a €21 million decrease in engines net revenues, partially offset by the combination of (ii) a €3 million increase in other net revenues, (iii) a €3 million increase in sponsorship, commercial and brand net revenues, and (iv) a €1 million increase in cars and spare parts net revenues.
Cars and spare parts
Net revenues generated from cars and spare parts were €670 million for the three months ended June 30, 2018, an increase of €1 million, or 0.2 percent, from €669 million for the three months ended June 30, 2017, despite the negative impact of foreign currency. The increase was composed of a €16 million increase in net revenues from range and special series cars and spare parts, partially offset by a €15 million decrease in net revenues from supercars and limited edition cars.

The €16 million increase in net revenues from range and special series cars and spare parts was principally attributable to an increase in shipments, as well as positive mix driven by V12 models and pricing increases, partially offset by negative foreign currency exchange impact. Shipments of V12 range and special series models increased by approximately 27.5 percent, primarily attributable to shipments of the 812 Superfast, which commenced in the third quarter of 2017, partially offset by a decrease in shipments of the F12tdf which finished its limited series run in 2017, and the phase-out of the F12berlinetta in 2017. Shipments of V8 range and special series models were substantially in line with the prior year, mainly due to an increase in shipments of the 488 family and the GTC4Lusso T, as well as the first deliveries of the newly launched Ferrari Portofino, partially offset by the phase-out of the California T.

The €16 million increase in net revenues from range and special series cars and spare parts was composed of (i) a €10 million increase in China, Hong Kong and Taiwan (on a combined basis), (ii) a €7 million increase in Americas, and (iii) a €1 million increase in EMEA, partially offset by (iv) a €2 million decrease in Rest of APAC.

The €10 million increase in China, Hong Kong and Taiwan (on a combined basis) net revenues was primarily attributable to an increase in shipments and positive mix. The increase in shipments was mainly driven by the 812 Superfast and the 488 and GTC4Lusso families.

The €7 million increase in Americas net revenues was primarily attributable to positive volume and mix, driven by the 812 Superfast and the 488 and GTC4Lusso families, partially offset by the phase-outs of the California T and the F12berlinetta, as well as the F12tdf, as well as our personalization programs, partially offset by negative foreign currency exchange impact.

The €1 million increase in EMEA net revenues was primarily due to an increase in shipments, partially offset by negative foreign currency exchange impact. The increase in shipments was driven by double digit growth in shipments in the Middle East, Switzerland and Germany as well as single-digit growth in Rest of EMEA, Italy and France, and primarily related to the 812 Superfast, the 488 family and the first deliveries of the newly launched Ferrari Portofino.

The €2 million decrease in Rest of APAC net revenues was mainly attributable to a decrease in net revenues in other Rest of APAC, partially offset by an increase in net revenues in Australia and Japan. The decrease in other Rest of APAC was primarily attributable to a decrease in shipments due to timing of the newly launched Ferrari Portofino which is yet to arrive on the market. Shipments in Japan increased due to the 812 Superfast and the 488 and GTC4Lusso families, partially offset by California T, however net revenues were negatively effected by negative foreign currency exchange impact. The increase in Australia was driven by positive volume and mix.

The decrease in net revenues from supercars and limited edition cars was attributable to a decrease in shipments of the LaFerrari Aperta, which is finishing its limited series run, partially offset by the first deliveries of the strictly limited edition Ferrari J50.

Engines
Net revenues generated from engines were €80 million for the three months ended June 30, 2018, a decrease of €21 million, or 20.2 percent, from €101 million for the three months ended June 30, 2017. The €21 million decrease was mainly attributable to a decrease in net revenues generated from the sale of engines to Maserati, driven by a decrease in the number of engines shipped in the second quarter of 2018 compared to the second quarter of 2017.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities were €127 million for the three months ended June 30, 2018, an increase of €3 million, or 2.1 percent, from €124 million for the three months ended

June 30, 2017. The increase was primarily attributable to sponsorship and a higher 2017 championship ranking compared to 2016, partially offset by lower brand revenues and negative foreign currency exchange impact.

Other

Other net revenues were €29 million for the three months ended June 30, 2018, an increase of 3 million, or 6.1 percent, from €26 million for the three months ended June 30, 2017, primarily due to financial services.

Cost of sales

	For the three months ended June 30,				Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2018 vs. 2017
	(€ million, except percentages)
Cost of sales	431	47.6%	458	49.8%	(27)	(5.8)%

Cost of sales for the three months ended June 30, 2018 was €431 million, a decrease of €27 million, or 5.8 percent, from €458 million for the three months ended June 30, 2017. As a percentage of net revenues, cost of sales was 47.6 percent for the three months ended June 30, 2018 compared to 49.8 percent for the three months ended June 30, 2017.
The decrease in cost of sales was primarily attributable to (i) a decrease of €30 million driven by lower costs for supporting activities, including lower engine volumes, as well as lower accruals for warranty provisions, partially offset by (ii) an increase in costs of €3 million driven by an increase in volumes and mix, amortization and depreciation.
Selling, general and administrative costs

	For the three months ended June 30,				Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2018 vs. 2017
	(€ million, except percentages)
Selling, general and administrative costs	87	9.6%	91	10.0%	(4) (5.0)%

Selling, general and administrative costs for the three months ended June 30, 2018 were €87 million, a decrease of €4 million, or 5.0 percent, from €91 million for the three months ended June 30, 2017. As a percentage of net revenues, selling, general and administrative costs were 9.6 percent for the three months ended June 30, 2018 compared to 10.0 percent for the three months ended June 30, 2017.

The decrease in selling, general and administrative costs was primarily attributable to the effect of costs incurred in 2017 related to initiatives for Ferrari’s 70th anniversary.

Research and development costs

	For the three months ended June 30,				Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2018 vs. 2017
	(€ million, except percentages)
Research and development costs expensed during the period	136	14.9%	134	14.6%	2	1.2%
Amortization of capitalized development costs	30	3.4%	29	3.1%	1	6.0%
Research and development costs	166	18.3%	163	17.7%	3	2.1%

Research and development costs for the three months ended June 30, 2018 were €166 million, an increase of €3 million, or 2.1 percent, from €163 million for the three months ended June 30, 2017. As a percentage of net revenues, research and development costs were 18.3 percent for the three months ended June 30, 2018 compared to 17.7 percent for the three months ended June 30, 2017.

The increase in research and development costs during the period of €3 million was driven by development costs incurred to support product range and components innovation for hybrid technology, partially offset by lower research and development costs for Formula 1 activities.

Other expenses, net

	For the three months ended June 30,		Increase/(Decrease)
	2018	2017	2018 vs. 2017
	(€ million, except percentages)
Other expenses, net	5	6	(1) (36.4)%

Other expenses, net for the three months ended June 30, 2018 included other expenses of €6 million, mainly related to provisions, indirect taxes and other miscellaneous expenses partially offset by other income of €1 million, mainly related to rental income and other miscellaneous income.
Other expenses, net for the three months ended June 30, 2017 included other expenses of €10 million, mainly related to provisions and indirect taxes, partially offset by other income of €4 million, mainly related to rental income, gains on disposal of property, plant and equipment and other miscellaneous income.
EBIT

	For the three months ended June 30,				Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2018 vs. 2017
	(€ million, except percentages)
EBIT	218	24.1%	202	21.9%	16	8.2%

EBIT for the three months ended June 30, 2018 was €218 million, an increase of €16 million, or 8.2 percent, from €202 million for the three months ended June 30, 2017.

The increase in EBIT was primarily attributable to (i) positive volume impact of €12 million, (ii) favorable product mix and pricing of €8 million, (iii) a decrease in selling, general and administrative costs of €4 million, and (iv) €27 million of positive contribution from other supporting activities, partially offset by (v) negative net foreign currency exchange impact of €32 million, and (vi) an increase in research and development costs of €3 million.

The positive volume impact of €12 million was attributable to an increase in shipments, driven by the 812 Superfast and the 488 and GTC4Lusso families, as well as the first deliveries of the newly launched Ferrari Portofino, partially offset by the phase-outs of the California T and F12berlinetta, and the F12tdf which finished its limited series run in 2017. The positive product mix of €8 million was primarily attributable to the performance of V12 models and pricing increases, as well as the first deliveries of the strictly limited edition Ferrari J50, partially offset by lower sales of the LaFerrari Aperta which is finishing its limited series run.

Net financial expenses

	For the three months ended June 30,		Increase/(Decrease)
	2018	2017	2018 vs. 2017
	(€ million, except percentages)
Net financial expenses	5	13	(8) (66.5)%

Net financial expenses for the three months ended June 30, 2018 were €5 million compared to €13 million for the three months ended June 30, 2017.

The decrease in net financial expenses was primarily attributable to (i) a decrease in net foreign exchange losses, and (ii) a decrease in interest expenses, mainly driven by lower interest on bank borrowings due to the full repayment of the Term Loan in November 2017, partially offset by higher interest on bonds due to a new bond issued in November 2017.

Income tax expense

	For the three months ended June 30,		Increase/(Decrease)
	2018	2017	2018 vs. 2017
	(€ million, except percentages)
Income tax expense	53	53	—	1.4%

Income tax expense for the three months ended June 30, 2018 and 2017 was €53 million. Income tax expense was in line with previous year mainly due to an increase in profit before taxes, offset by deductions due to an increase in the cap for eligible research and development costs as well as additional deductions for the depreciation of fixed assets, in accordance with Italian tax legislation.

The effective tax rate (net of IRAP) was 22.2 percent for the three months ended June 30, 2018 compared to 25.6 percent for the three months ended June 30, 2017.

Six months ended June 30, 2018 compared to six months ended June 30, 2017
The following is a discussion of the results of operations for the six months ended June 30, 2018 compared to the six months ended June 30, 2017. The discussion of certain line items includes a presentation of such line items as a percentage of net revenues for the respective periods presented, to facilitate period-to-period comparisons.

	For the six months ended June 30,
	2018	Percentage of net revenues	2017	Percentage of net revenues
	(€ million, except percentages)
Net revenues	1,737	100.0%	1,741	100.0%
Cost of sales	822	47.3%	856	49.2%
Selling, general and administrative costs	153	8.8%	164	9.4%
Research and development costs	339	19.5%	335	19.2%
Other (income)/expenses, net	(4)	(0.2)%	8	0.5%
Result from investments	1	0.1%	1	0.1%
EBIT	428	24.7%	379	21.8%
Net financial expenses	9	0.6%	17	1.0%
Profit before taxes	419	24.1%	362	20.8%
Income tax expense	110	6.3%	102	5.9%
Net profit	309	17.8%	260	14.9%

Net revenues

	For the six months ended June 30,				Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2018 vs. 2017
	(€ million, except percentages)
Cars and spare parts(1)	1,282	73.8%	1,250	71.8%	32	2.5%
Engines(2)	157	9.0%	204	11.7%	(47)	(23.4)%
Sponsorship, commercial and brand(3)	252	14.5%	246	14.1%	6	2.2%
Other(4)	46	2.7%	41	2.4%	5	15.3%
Total net revenues	1,737	100.0%	1,741	100.0%	(4)	(0.3)%
_________________________________

(1)	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts.

(2)	Includes the net revenues generated from the sale of engines to Maserati for use in their cars and the revenues generated from the rental of engines to other Formula 1 racing teams.

(3)
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.

(4)	Primarily includes interest income generated by Ferrari Financial Services activities and net revenues from the management of the Mugello racetrack.

Net revenues for the six months ended June 30, 2018 were €1,737 million, a decrease of €4 million, or 0.3 percent (an increase of 3.7 percent on a constant currency basis), from €1,741 million for the six months ended June 30, 2017.

The decrease in net revenues, including the negative impact of foreign currency, was attributable to (i) a €47 million decrease in engines net revenues, partially offset by the combination of (ii) a €32 million increase in cars and spare parts net revenues, (iii) a €6 million increase in sponsorship, commercial and brand net revenues, and (iv) a €5 million increase in other net revenues.

Cars and spare parts

Net revenues generated from cars and spare parts were €1,282 million for the six months ended June 30, 2018, an increase of €32 million, or 2.5 percent, from €1,250 million for the six months ended June 30, 2017, including the negative impact of foreign currency. The increase was composed of a €52 million increase in net revenues from range and special series cars and spare parts, partially offset by a €20 million decrease in net revenues from supercars and limited edition cars.

The €52 million increase in net revenues from range and special series cars and spare parts was principally attributable to an increase in shipments, as well as positive mix driven by V12 models and pricing increases, partially offset by negative foreign currency exchange impact. Shipments of V12 range and special series models increased by 27.3 percent, primarily attributable to shipments of the 812 Superfast, which commenced in the third quarter of 2017, partially offset by a decrease in shipments of the F12tdf which finished its limited series run in 2017, and the phase-out of the F12berlinetta in 2017. Shipments of V8 range and special series models were substantially in line with the prior year, mainly due to an increase in shipments of the 488 family and the GTC4Lusso T, as well as the first deliveries of the newly launched Ferrari Portofino, partially offset by the phase-out of the California T.

The €52 million increase in net revenues from range and special series cars and spare parts was due to (i) a €40 million increase in EMEA, and (ii) a €17 million increase in China, Hong Kong and Taiwan (on a combined basis), partially offset by (iii) a €2 million decrease in Rest of APAC, and (iv) a €3 million decrease in Americas.

The €40 million increase in EMEA net revenues was primarily attributable to an increase in shipments and positive mix, as well as greater contribution from our personalization programs and pricing increases. The increase in shipments was driven by double digit growth in shipments in Rest of EMEA, Switzerland and Italy as well as single-digit growth in France, Germany and the UK, and primarily related to the 812 Superfast, the 488 family and the recently launched Ferrari Portofino, partially offset by a decrease in shipments in the Middle East in the first half of 2018 due to a reallocation of shipments triggered by tough market conditions.

The €17 million increase in China, Hong Kong and Taiwan (on a combined basis) net revenues was primarily attributable to an increase in shipments and positive mix, partially offset by negative foreign currency exchange impact. The increase in shipments was driven by the 812 Superfast as well as the 488 and GTC4Lusso families.

The €3 million decrease in Americas net revenues was primarily attributable to negative foreign currency exchange impact partially offset by positive volume and mix, driven by the 488 and GTC4Lusso families and the 812 Superfast, as well as our personalization programs.

The €2 million decrease in Rest of APAC net revenues was primarily attributable to a decrease in net revenues in other Rest of APAC, partially offset by an increase in net revenues in Australia and Japan. The decrease in other Rest of APAC was primarily attributable to a decrease in shipments, driven by the 488 family and California T and due to timing as the newly launched Ferrari Portofino is yet to arrive on the market. Shipments in Japan increased due to the 812 Superfast and the 488 and GTC4Lusso families, however net revenues were negatively effected by negative foreign currency exchange impact. The increase in net revenues in Australia was driven by positive volume and mix, partially offset by negative foreign currency exchange impact.

The decrease in net revenues from supercars and limited edition cars was attributable to a decrease in shipments of the LaFerrari Aperta, which is finishing its limited series run, partially offset by the first deliveries of the strictly limited edition Ferrari J50.

Engines

Net revenues generated from engines were €157 million for the six months ended June 30, 2018, a decrease of €47 million, or 23.4 percent, from €204 million for the six months ended June 30, 2017. The decrease of €47 million was mainly attributable to a decrease in net revenues generated from the sale of engines to Maserati, driven by a decrease in the number of engines shipped in the first half of 2018 compared to the first half of 2017.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities were €252 million for the six months ended June 30, 2018, an increase of €6 million, or 2.2 percent, from €246 million for the six months ended June 30, 2017. The increase was primarily attributable to sponsorship and a higher 2017 championship ranking compared to 2016, partially offset by lower brand revenues and negative foreign currency exchange impact.

Other

Other net revenues were €46 million for the six months ended June 30, 2018, an increase of €5 million, or 15.3 percent, from €41 million for the six months ended June 30, 2017, primarily due to financial services.

Cost of sales

	For the six months ended June 30,				Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2018 vs. 2017
	(€ million, except percentages)
Cost of sales	822	47.3%	856	49.2%	(34)	(3.9)%

Cost of sales for the six months ended June 30, 2018 was €822 million, a decrease of €34 million, or 3.9 percent, from €856 million for the six months ended June 30, 2017. As a percentage of net revenues, cost of sales was 47.3 percent for the six months ended June 30, 2018 compared to 49.2 percent for the six months ended June 30, 2017.

The decrease in cost of sales was primarily attributable to (i) a decrease of €47 million driven by lower costs for supporting activities, including lower engine volumes, as well as lower accruals for warranty provisions, partially offset by (ii) an increase in costs of €13 million driven by an increase in volumes and mix, amortization and depreciation.

Selling, general and administrative costs

	For the six months ended June 30,				Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2018 vs. 2017
	(€ million, except percentages)
Selling, general and administrative costs	153	8.8%	164	9.4%	(11)	(6.6)%
Selling, general and administrative costs for the six months ended June 30, 2018 were €153 million, a decrease of €11 million, or 6.6 percent, from €164 million for the six months ended June 30, 2017. As a percentage of net revenues, selling, general and administrative costs were 8.8 percent for the six months ended June 30, 2018 compared to 9.4 percent for the six months ended June 30, 2017.
The decrease in selling, general and administrative costs was primarily attributable to a decrease in share-based compensation expense related to the equity incentive plan and the effect of costs incurred in 2017 related to initiatives for Ferrari’s 70th anniversary.

Research and development costs

	For the six months ended June 30,				Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2018 vs. 2017
	(€ million, except percentages)
Research and development costs expensed during the period	285	16.4%	280	16.1%	5	1.6%
Amortization of capitalized development costs	54	3.1%	55	3.1%	(1)	(1.3)%
Research and development costs	339	19.5%	335	19.2%	4	1.2%

Research and development costs for the six months ended June 30, 2018 were €339 million, an increase of €4 million, or 1.2 percent, from €335 million for the six months ended June 30, 2017. As a percentage of net revenues, research and development costs were 19.5 percent for the six months ended June 30, 2018 compared to 19.2 percent for six months ended June 30, 2017.

The increase in research and development costs during the period of €4 million was driven by development costs incurred to support product range and components innovation for hybrid technology, partially offset by lower research and development costs for Formula 1 activities.

Other (income)/expenses, net

	For the six months ended June 30,		Increase/(Decrease)
	2018	2017	2018 vs. 2017
	(€ million, except percentages)
Other (income)/expenses, net	(4)	8	(12)	n.m.

Other income, net for the six months ended June 30, 2018 included other income of €12 million, mainly due to a pronouncement on a prior year's legal dispute, and to a lesser extent rental income and miscellaneous income, partially offset by other expenses of €8 million, mainly related to indirect taxes and other miscellaneous expenses.

Other expenses, net for the six months ended June 30, 2017 included other expenses of €13 million, mainly related to provisions and indirect taxes, partially offset by other income of €5 million, mainly related to rental income, gains on disposal of property, plant and equipment and other miscellaneous income.

EBIT

	For the six months ended June 30,				Increase/(Decrease)
	2018	Percentage of net revenues	2017	Percentage of net revenues	2018 vs. 2017
	(€ million, except percentages)
EBIT	428	24.7%	379	21.8%	49	13.0%
EBIT for the six months ended June 30, 2018 was €428 million, an increase of €49 million, or 13.0 percent, from €379 million for the six months ended June 30, 2017.

The increase in EBIT was primarily attributable to (i) positive volume impact of €36 million, (ii) favorable product mix and pricing of €23 million, (iii) a decrease in selling, general and administrative costs of €11 million, and (iv) €53 million of positive contribution from other supporting activities, partially offset by (v) negative foreign currency exchange impact of €70 million, and (vi) an increase in research and development costs of €4 million.

The positive volume impact of €36 million was attributable to an increase in total shipments, driven by the 812 Superfast, the 488 and GTC4Lusso families and the first deliveries of the newly launched Ferrari Portofino, partially offset by the phase-outs of the California T and the F12berlinetta, as well as the F12tdf which finished its limited series run in 2017. The positive product mix of €23 million was primarily attributable to the performance of V12 models and pricing increases as well as the first deliveries of the strictly limited edition Ferrari J50, partially offset by lower sales of the LaFerrari Aperta which is finishing its limited series run.

Net financial expenses

	For the six months ended June 30,		Increase/(Decrease)
	2018	2017	2018 vs. 2017
	(€ million, except percentages)
Net financial expenses	9	17	(8) (47.7)%

Net financial expenses for the six months ended June 30, 2018 were €9 million compared to €17 million for the six months ended June 30, 2017.

The decrease in net financial expenses was primarily attributable to (i) a decrease in net foreign exchange losses, and (ii) a decrease in interest expenses, mainly driven by lower interest on bank borrowings due to the full repayment of the Term Loan in November 2017, partially offset by higher interest on bonds due to a new bond issued in November 2017. For the six months ended June 30, 2017, net financial expenses included financial income in relation to the Delta Topco option.

Income tax expense

	For the six months ended June 30,		Increase/(Decrease)
	2018	2017	2018 vs. 2017
	(€ million, except percentages)
Income tax expense	110	102	8	8.4%

Income tax expense for the six months ended June 30, 2018 was €110 million, an increase of €8 million, or 8.4 percent, from €102 million for the six months ended June 30, 2017. The increase in income tax expense was primarily attributable to an increase in profit before taxes, partially offset by deductions due to an increase in the cap for eligible research and development costs as well as additional deductions for the depreciation of fixed assets, in accordance with Italian tax legislation.

The effective tax rate (net of IRAP) was 22.8 percent for the six months ended June 30, 2018 compared to 24.7 percent for the six months ended June 30, 2017.

Liquidity and Capital Resources

Liquidity Overview

We require liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to purchase raw materials, parts and components for car production, and to fund selling, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use cash for capital expenditures to support our existing and future products. We make capital investments mainly in Italy, for initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and environmental compliance. Our capital expenditure in 2018 is primarily expected to support continuous product range renewal and research and development expenditure to transition our product portfolio to hybrid technology. We plan to fund our capital expenditure primarily with cash generated from our operating activities.

Our business and results of operations depend on our ability to achieve certain minimum car shipment volumes. We have significant fixed costs and therefore, changes in our car shipment volumes can have a significant effect on profitability and liquidity. We centrally manage our operating cash management, liquidity and cash flow requirements with the objective of ensuring efficient and effective management of our funds. We believe that our cash generation together with our current liquidity will be sufficient to meet our obligations and fund our business and capital expenditures.

See the “Net Debt and Net Industrial Debt” section below for further details relating to the Group's liquidity.

Cyclical Nature of Our Cash Flows

Our working capital is subject to month to month fluctuations due to, among others, production volumes, funding of our financial services portfolio, timing of tax payments and capital expenditure. In particular, our inventory levels typically increase in the periods leading up to launches of new models, during the phase-out of existing models and at the end of the second quarter when our inventory levels are generally higher to support the summer plant shutdown.

The payment of taxes also affects our working capital. We pay our taxes in two advances. In 2017, we paid the remaining balance of 2016 taxes as well as the first advance in relation to 2017 taxes in the second quarter, and we paid the second advance in relation to 2017 taxes in the fourth quarter. In the second quarter of 2018, we paid the remaining balance of 2017 taxes as well as the first advance in relation to 2018 taxes, net of eligible research and development tax credits. The second advance in relation to 2018 will be made in the fourth quarter of 2018 (pending any positive effects from the outcome of the Group’s application to the patent box tax regime in Italy).

Our capital expenditure requirements are, among others, influenced by the timing of the launch of new models and, in particular, our development costs peak in periods when we develop a significant number of new models to renew or refresh our product range. Going forward, our capital expenditure will also be influenced by research and development expenditure to support product range expansion. In 2018 and future periods we expect that our levels of capital expenditure will increase as we continue our investment in hybrid technology. Capital expenditure is also influenced by the timing of research and development costs for our Formula 1 activities, for which expenditure is generally higher in the first and last quarters of the year.

We generally receive payment for cars between 30 and 40 days after the car is shipped (except when we provide dealer financing or sell invoices to a factor) while we generally pay most suppliers between 60 and 90 days after we receive the raw materials or components. Additionally, we also receive advance payments from our customers, mainly for our supercars and limited edition cars. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines but delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although to ensure prompt deliveries in certain regions we may warehouse cars in local markets for longer periods of time. As a result, we tend to receive payment for cars shipped before we are required to make payment for the raw material and components used in manufacturing the cars.

Cash Flows

The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the six months ended June 30, 2018 and 2017. For additional details of our cash flows, see our Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report.

	For the six months ended June 30,
	2018	2017
	(€ million)
Cash and cash equivalents at beginning of the period	648	458
Cash flows from operating activities	381	275
Cash flows used in investing activities	(248)	(146)
Cash flows used in financing activities	(132)	(157)
Translation exchange differences	1	(7)
Total change in cash and cash equivalents	2	(35)
Cash and cash equivalents at end of the period	650	423

Operating Activities - Six Months Ended June 30, 2018

Our cash flows from operating activities for the six months ended June 30, 2018 were €381 million, primarily the result of:

(i)
profit before taxes of €419 million adjusted for €135 million for depreciation and amortization expense, €8 million related to other net non-cash expenses and result from investments, €9 million related to net finance costs and €3 million in provisions recognized.

These cash inflows were partially offset by:

(ii)	€50 million related to cash absorbed from receivables from financing activities, primarily attributable to an increase in the financial receivables portfolio;

(iii)
€30 million relating to cash absorbed by the change in other operating assets and liabilities, primarily attributable to the release of advances on the LaFerrari Aperta and the payment of employee bonuses;

(iv)
€22 million related to cash absorbed from the net change in inventories, trade receivables and trade payables, driven by cash absorbed from inventories of €33 million, driven by projected volume growth, and trade receivables of €7 million, partially offset by cash generated from trade payables of €18 million;

(v)	€5 million of net finance costs paid; and

(vi)	€86 million of income taxes paid.

Operating Activities - Six Months Ended June 30, 2017

Our cash flows from operating activities for the six months ended June 30, 2017 were €275 million, primarily the result of:

(i)
profit before taxes of €362 million adjusted for €133 million for depreciation and amortization expense, €30 million related to other net non-cash expenses, result from investments and net gains on disposals of property, plant and equipment and intangible assets, €17 million related to net finance costs and €17 million in provisions recognized.

These cash inflows were partially offset by:

(ii)
€62 million related to cash absorbed from the net change in inventories, trade receivables and trade payables, driven by cash absorbed from trade receivables of €11 million and inventories of €66 million, partially offset by cash generated from trade payables of €15 million;

(iii)	€56 million relating to cash absorbed by the change in other operating assets and liabilities, primarily attributable to the release of advances on the LaFerrari Aperta;

(iv)	€34 million related to cash absorbed from receivables from financing activities;

(v)	€22 million of net finance costs paid; and

(vi)	€110 million of income taxes paid.

Investing Activities - Six Months Ended June 30, 2018
Our cash flows used in investing activities for the six months ended June 30, 2018 were €248 million and were comprised of (i) €115 million of additions to property, plant and equipment, primarily related to plant and machinery for new models; and (ii) €134 million of additions to intangible assets, mainly related to externally acquired and internally generated development costs, partially offset by (iii) €1 million of proceeds from disposal of property, plant and equipment. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

Investing Activities - Six Months Ended June 30, 2017

Our cash flows used in investing activities for the six months ended June 30, 2017 were €146 million and were comprised of (i) €78 million of additions to property, plant and equipment, primarily related to plant and machinery for new models; and (ii) €77 million of additions to intangible assets, mainly related to externally acquired and internally generated development costs, partially offset by (iii) €8 million proceeds from exercising the Delta Topco option and (iv) €1 million of proceeds from disposal of property, plant and equipment. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

Financing Activities - Six Months Ended June 30, 2018

For the six months ended June 30, 2018, net cash used in financing activities was €132 million, primarily the result of:

(i)	€129 million dividends paid to owners of the Company;

(ii)	€30 million paid to repurchase common shares under the Company’s share buyback program;

(iii)	€9 million related to the net change in other debt;

(iv)	€2 million related to the net change in other bank borrowings; and

(v)	€2 million of dividends paid to non-controlling interests;

partially offset by:

(vi)	€40 million of proceeds net of repayments related to our revolving securitization programs in the U.S..

Financing Activities - Six Months Ended June 30, 2017

For the six months ended June 30, 2017, net cash from financing activities was €157 million, primarily the result of:

(i)	€115 million cash distribution of reserves to owners of the Company;

(ii)	€100 million repayment of the Term Loan, and

(iii)	€12 million related to the net change in other debt;

partially offset by

(iv)	€63 million of proceeds net of repayments related to our revolving securitization programs in the U.S., and

(v)	€7 million related to the net change in other bank borrowings.

Capital Expenditures

Capital expenditures are defined as cash outflows that result in additions to property, plant and equipment and intangible assets. Capital expenditures for the six months ended June 30, 2018 were €249 million and €155 million for the six months ended June 30, 2017.

The following table sets forth a breakdown of capital expenditures by category for each of the six months ended June 30, 2018 and 2017:

	For the six months ended June 30,
	2018	2017
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	129	71
Patents, concessions and licenses	4	5
Other intangible assets	1	1
Total intangible assets	134	77
Property, plant and equipment
Industrial buildings	8	2
Plant, machinery and equipment	33	32
Other assets	4	4
Advances and assets under construction	70	40
Total property, plant and equipment	115	78
Total capital expenditures	249	155

Intangible assets

Our capital expenditures in intangible assets were €134 million and €77 million for the six months ended June 30, 2018 and 2017, respectively, the most significant component of which related to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials costs and personnel expenses relating to engineering, design and development focused on content enhancement of existing cars and new models. We constantly invest in product development to ensure we can quickly and efficiently respond to market demand and/or technological breakthroughs and in order to maintain our position at the top of the luxury performance sports cars market.

The increase in externally acquired and internally generated development costs reflects the gradual introduction of hybrid technology in both our sports and GT cars. We believe hybrid technology will be key to providing continuing performance upgrades to our sports car customers, and will also help us capture the preferences of the urban, affluent purchasers of GT cars whom we are increasingly targeting.

For the six months ended June 30, 2018 we invested €129 million in externally acquired and internally generated development costs, of which €98 million relates to the development of models to be launched in future years, €24 million related to components and €7 million related to the development of models in our current product portfolio.

For the six months ended June 30, 2017 we invested €71 million in externally acquired and internally generated development costs, of which €48 million relates to the development of models to be launched in future years and €23 million primarily relates to the development of range and special series cars and components.

Property, plant and equipment

Our capital expenditures in property, plant and equipment were €115 million and €78 million for the six months ended June 30, 2018 and 2017, respectively. Our most significant investments generally relate to plant, machinery and equipment for our car production and engine assembly lines, as well as advances and assets under construction related to investments in industrial tools used for the production of cars.

Investments in plant, machinery and equipment amounted to €33 million and €32 million for the six months ended June 30, 2018 and 2017, respectively. For the six months ended June 30, 2018 investments in plant, machinery and equipment of €33 million were composed of €19 million principally related to industrial tools needed for the production of cars, €9 million related to investments in car production lines, €4 million related to our personalization programs, and €1 million related to engine assembly lines. For the six months ended June 30, 2017 investments in plant, machinery and equipment of €32 million were composed of €24 million related to investments in industrial tooling needed for the production of cars, €6 million related to our personalization programs, and €2 million related to engine assembly lines.

Advances and assets under construction, which amounted to €70 million and €40 million for the six months ended June 30, 2018 and 2017 respectively, primarily related to investments in industrial tools needed for the production of new models.

Net Debt and Net Industrial Debt

Net Industrial Debt is the primary measure used by us to analyze our financial leverage and capital structure, and is one of the key indicators, together with Net Debt, we use to measure our financial position. These measures are presented by management to aid investors in their analysis of the Group’s financial position and financial performance and to compare the Group’s financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents (Net Debt), further adjusted to exclude the funded portion of the self-liquidating financial receivables portfolio, which is the portion of our receivables from financing activities that we fund with external debt or intercompany loans.

The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at June 30, 2018 and December 31, 2017.

	At June 30,	At December 31,
	2018	2017
	(€ million)
Cash and cash equivalents	650	648
Total liquidity	650	648
Other borrowings from banks	(37)	(38)
Bonds	(1,192)	(1,194)
Securitizations	(615)	(556)
Other debt	(9)	(18)
Total debt	(1,853)	(1,806)
Net Debt	(1,203)	(1,158)
Funded portion of the self-liquidating financial receivables portfolio	731	685
Net Industrial Debt	(472)	(473)

For further details on total debt, see Note 23 “Debt” in the Consolidated Financial Statements included elsewhere in this document.

Cash and cash equivalents

Cash and cash equivalents amounted to €650 million at June 30, 2018 compared to €648 million at December 31, 2017. The increase in cash and cash equivalents was primarily driven by Free Cash Flow from Industrial Activities and proceeds from our securitization programs, partially offset by dividends paid to owners of the Company and non-controlling interests and consideration paid to repurchase common shares under the share buyback program. See “Free Cash Flow and Free Cash Flow from Industrial Activities” and “Cash Flows” for further details.

Approximately 70 percent of our cash and cash equivalents were denominated in Euro at June 30, 2018 (approximately 67 percent at December 31, 2017). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including in foreign currencies), which amounted to €79 million at June 30, 2018 (€66 million at December 31, 2017), is subject to certain repatriation restrictions and may only be repatriated as dividends. Based on our review, we do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At June 30,	At December 31,
	2018	2017
	(€ million)
Euro	458	435
Chinese Yuan	75	62
U.S. Dollar	54	88
Japanese Yen	27	26
Other currencies	36	37
Total	650	648

Cash collected from the settlement of receivables or lines of credit pledged as collateral is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €28 million at June 30, 2018 (€28 million at December 31, 2017).

Total available liquidity

Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at June 30, 2018 was €1,150 million (€1,148 million at December 31, 2017).

The following table summarizes our total available liquidity:

	At June 30,	At December 31,
	2018	2017
	(€ million)
Cash and cash equivalents	650	648
Undrawn committed credit lines	500	500
Total available liquidity	1,150	1,148

The undrawn committed credit lines relates to a revolving credit facility. See “The Facility” in Note 23 “Debt” in the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this document.

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group's financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio, which is the change in our receivables from financing activities. The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the six months ended June 30, 2018 and 2017.

	For the six months ended June 30,
	2018	2017
	(€ million)
Cash flows from operating activities	381	275
Cash flows used in investing activities	(248)	(146)(*)
Free Cash Flow	133	129
Change in the self-liquidating financial receivables portfolio	50	34
Free Cash Flow from Industrial Activities	183	163
_____________________________

(*)
Cash flows used in investing activities for the six months ended June 30, 2017 are net of €8 million of proceeds from exercising the Delta Topco option. The Group exercised the Delta Topco option as a result of the sale in January 2017 of Delta Topco (a company belonging to the Formula 1 Group) to Liberty Media Corporation, following which the Group subsequently received a combination of cash, Liberty Media Corporation shares and Liberty Media Corporation exchangeable notes.

Free Cash Flow for the six months ended June 30, 2018 was 133 million, an increase of €4 million compared to €129 million for the six months ended June 30, 2017. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.

Free Cash Flow from Industrial Activities for the six months ended June 30, 2018 was €183 million, an increase of €20 million compared to €163 million for the six months ended June 30, 2017. The increase in Free Cash Flow from Industrial Activities was primarily attributable to an increase in Adjusted EBITDA, a positive change in working capital and a decrease income taxes paid (primarily due to an increase in the cap for eligible research and development costs), partially offset by an increase in capital expenditures.

Recent Developments

On July 21, 2018 the Board of Directors of Ferrari N.V. learned with deep sadness that the Chairman and Chief Executive Officer Sergio Marchionne would be unable to return to work. Consequently the Board of Directors of Ferrari N.V. named John Elkann as non-executive Chairman and resolved to propose to the shareholders to appoint Louis C. Camilleri as Executive Director and Chief Executive Officer of the Company, at a shareholders’ meeting to be called. Pending confirmation at the shareholders’ meeting, the Board of Directors has provided Louis C. Camilleri with full powers to ensure continuity of Ferrari’s operations.

On July 25, 2018 the Board of Directors learned with deep sadness that Sergio Marchionne had passed away. The Board and the Company expressed their gratitude for the extraordinary contribution he had made in recent years at the helm of Ferrari.

On July 27, 2018 the Company announced that it had published the agenda and the explanatory notes for an Extraordinary General Meeting of Shareholders, which will take place on September 7, 2018 in Amsterdam, for the appointment of Louis C. Camilleri as proposed by the Board of Directors of Ferrari N.V. on July 21, 2018.

Outlook

2018 Outlook Confirmed:

•	Shipments > 9,000 including supercars

•	Net revenues > €3.4 billion

•	Adjusted EBITDA ≥ €1.1 billion

•	Net Industrial Debt < €400 million, including a dividend distribution to the holders of common shares and excluding potential share repurchases

•	Capital Expenditures ~ €550 million

FERRARI N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED INCOME STATEMENT
for the three and six months ended June 30, 2018 and 2017
(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2018	2017	2018	2017
		(€ thousand)
Net revenues	6	905,652	920,442	1,736,656	1,741,042
Cost of sales	7	431,430	458,223	822,208	855,916
Selling, general and administrative costs	8	87,017	91,633	153,391	164,210
Research and development costs	9	166,158	162,784	338,801	334,947
Other expenses/(income), net	10	4,227	6,646	(4,581)	8,276
Result from investments		1,433	611	1,346	1,213
EBIT		218,253	201,767	428,183	378,906
Net financial expenses	11	4,451	13,275	8,789	16,813
Profit before taxes		213,802	188,492	419,394	362,093
Income tax expense	12	53,462	52,715	110,720	102,110
Net profit		160,340	135,777	308,674	259,983
Net profit/(loss) attributable to:
Owners of the parent		160,270	135,938	307,905	259,604
Non-controlling interests		70	(161)	769	379

Basic earnings per common share (in €)	13	0.85	0.72	1.63	1.37
Diluted earnings per common share (in €)	13	0.85	0.72	1.62	1.37

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2018 and 2017
(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2018	2017	2018	2017
		(€ thousand)
Net profit		160,340	135,777	308,674	259,983
Items that may be reclassified to the consolidated income statement in subsequent periods:
(Gains)/Losses on cash flow hedging instruments	20	(7,474)	34,039	(12,844)	47,671
Exchange differences on translating foreign operations	20	5,570	(9,822)	3,932	(10,649)
Related tax impact	20	2,085	(9,497)	3,583	(13,300)
Total items that may be reclassified to the consolidated income statement in subsequent periods		181	14,720	(5,329)	23,722
Total other comprehensive income/(loss), net of tax	20	181	14,720	(5,329)	23,722
Total comprehensive income		160,521	150,497	303,345	283,705
Total comprehensive income/(loss) attributable to:
Owners of the parent		160,446	150,899	302,546	283,597
Non-controlling interests		75	(402)	799	108

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2018 and at December 31, 2017
(Unaudited)

	Note	At June 30, 2018	At December 31, 2017
		(€ thousand)
Assets
Goodwill		785,182	785,182
Intangible assets	14	513,421	440,456
Property, plant and equipment	15	750,753	710,260
Investments and other financial assets	16	31,841	30,038
Deferred tax assets		81,328	94,091
Total non-current assets		2,162,525	2,060,027
Inventories	17	424,637	393,765
Trade receivables	18	246,543	239,410
Receivables from financing activities	18	803,999	732,947
Current tax receivables	18	2,966	6,125
Other current assets	18	79,754	45,441
Current financial assets	19	9,527	15,683
Cash and cash equivalents		649,533	647,706
Total current assets		2,216,959	2,081,077
Total assets		4,379,484	4,141,104

Equity and liabilities
Equity attributable to owners of the parent		924,134	778,678
Non-controlling interests		4,017	5,258
Total equity	20	928,151	783,936

Employee benefits		74,551	84,159
Provisions	22	183,867	197,392
Deferred tax liabilities		10,215	10,977
Debt	23	1,853,095	1,806,181
Other liabilities	24	660,544	620,350
Other financial liabilities	19	8,880	1,444
Trade payables	25	628,568	607,505
Current tax payables		31,613	29,160
Total equity and liabilities		4,379,484	4,141,104

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF CASH FLOWS
for the six months ended June 30, 2018 and 2017
(Unaudited)

	For the six months ended June 30,
	2018	2017
	(€ thousand)
Cash and cash equivalents at beginning of the period	647,706	457,784
Cash flows from operating activities:
Profit before taxes	419,394	362,093
Amortization and depreciation	134,882	133,236
Provision accruals	2,702	16,560
Result from investments	(1,346)	(1,213)
Net finance costs	8,789	16,813
Other non-cash expenses, net	9,025	32,716
Net gains on disposal of property, plant and equipment and intangible assets	—	(1,834)
Change in inventories	(33,421)	(65,702)
Change in trade receivables	(6,842)	(10,980)
Change in trade payables	18,051	14,896
Change in receivables from financing activities	(49,765)	(33,610)
Change in other operating assets and liabilities	(30,043)	(55,951)
Finance income received	4,366	3,653
Finance costs paid	(9,042)	(25,715)
Income tax paid	(85,969)	(109,978)
Total	380,781	274,984
Cash flows used in investing activities:
Investments in property, plant and equipment	(114,756)	(78,574)
Investments in intangible assets	(133,930)	(77,236)
Proceeds from the sale of property, plant and equipment and intangible assets	420	1,833
Proceeds from exercising the Delta Topco option	—	8,307
Total	(248,266)	(145,670)
Cash flows used in financing activities:
Net proceeds from securitizations net of repayments	40,325	62,549
Net change in bank borrowings	(1,925)	6,618
Repayment of Term Loan	—	(99,670)
Net change in other debt	(9,460)	(12,138)
Dividends paid to owners of the Company	(128,930)	—
Dividends paid to non-controlling interest	(2,040)	—
Cash distribution of reserves	—	(114,738)
Share buyback	(30,135)	—
Total	(132,165)	(157,379)
Translation exchange differences	1,477	(6,829)
Total change in cash and cash equivalents	1,827	(34,894)
Cash and cash equivalents at end of the period	649,533	422,890

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2018 and 2017
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2016	2,504	302,336	(18,780)	46,823	(7,888)	324,995	4,810	329,805
Net profit	—	259,604	—	—	—	259,604	379	259,983
Other comprehensive income/(loss)	—	—	34,371	(10,378)	—	23,993	(271)	23,722
Cash distribution of reserves	—	(119,985)	—	—	—	(119,985)	—	(119,985)
Share-based compensation	—	21,531	—	—	—	21,531	—	21,531
At June 30, 2017	2,504	463,486	15,591	36,445	(7,888)	510,138	4,918	515,056

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2017	2,504	746,341	6,434	31,814	(8,415)	778,678	5,258	783,936
Net profit	—	307,905	—	—	—	307,905	769	308,674
Other comprehensive (loss)/income	—	—	(9,261)	3,902	—	(5,359)	30	(5,329)
Dividends declared	—	(134,000)	—	—	—	(134,000)	(2,040)	(136,040)
Share buyback	—	(30,135)	—	—	—	(30,135)	—	(30,135)
Share-based compensation	—	7,045	—	—	—	7,045	—	7,045
At June 30, 2018	2,504	897,156	(2,827)	35,716	(8,415)	924,134	4,017	928,151

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PRESENTATION

Background

Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 166 authorized dealers operating 188 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 18 Ferrari-owned stores and 24 franchised stores (including 5 Ferrari Store Junior), as well as on the Group’s website. To facilitate the sale of new and used cars, the Group provides various forms of financing, through cooperation and other agreements, to both clients and dealers. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are the core element of Ferrari marketing and promotional activities and an important source of innovation supporting the technological advancement of Ferrari sport and street cars.

2. AUTHORIZATION OF SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

These Semi-Annual Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on August 1, 2018, and have been prepared in accordance with IAS 34 - Interim Financial Reporting. The Semi-Annual Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2017 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). The accounting policies adopted are consistent with those used at December 31, 2017, except as described in the section “New standards and amendments effective from January 1, 2018”.

3. BASIS OF PREPARATION FOR SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, unless in the event of significant market fluctuation, plan amendments or curtailments and settlements.

New standards and amendments effective from January 1, 2018
The following new standards and amendments effective from January 1, 2018 were adopted by the Group.
IFRS 15 - Revenue from Contracts with Customers

IFRS 15 applies to all revenues arising from contracts with customers (unless those contracts are in the scope of other standards) and replaces IAS 18 - Revenue, IAS 11 - Construction Contracts and related interpretations. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. The new standard establishes a five step model to recognize revenue in accordance with this core principle. The Group adopted IFRS 15 and related amendments using the modified retrospective approach with the cumulative effect of initial adoption (if any) recognized at the date of initial application of January 1, 2018. The Group analyzed each of its revenue streams by applying the five-step model and concluded that its accounting for revenue under IFRS 15 did not result in the recognition of a cumulative adjustment to opening retained earnings under the modified retrospective approach, nor did it have a material effect on the Company’s financial position or results of operations. The Group’s updated revenue accounting policy is provided below.

Revenue recognition

The Group adopted IFRS 15 using the modified retrospective method as applied to customer contracts that were not completed as of January 1, 2018. As a result, financial information for reporting periods beginning after January 1, 2018 are presented under IFRS 15, while comparative financial information has not been adjusted and continues to be reported in accordance with the Group’s historical accounting policy for revenue recognition prior to the adoption of IFRS 15.

Revenue is recognized when control over a product or service is transferred to a customer. Revenue is measured at the transaction price which is based on the amount of consideration that the Group expects to receive in exchange for transferring the promised goods or services to the customer and excludes any sales incentives as well as taxes collected from customers that are remitted to government authorities. The transaction price will include estimates of variable consideration to the extent it is probable that a significant reversal of revenue recognized will not occur. The Group enters into contracts that may include both products and services, which are generally capable of being distinct and accounted for as separate performance obligations.

The Group generates revenue from the sale of cars, spare parts and engines as well as from sponsorship, commercial and brand activities. The Group accounts for a contract with a customer when there is a legally enforceable contract between the Group and the customer, the rights of the parties are identified, the contract has commercial substance, and collectability of the contract consideration is probable. Payments from customers are typically due within 30 and 40 days of invoicing.

The Group does not recognize any assets associated with the incremental costs of obtaining a contract with a customer that are expected to be recovered. The majority of revenue is recognized at a point-in-time or over a period of one year or less, and the Group applies the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that would otherwise be recognized is one year or less.

Cars, spare parts and engines

The sales of cars, spare parts and engines have multiple performance obligations that include products, services, or a combination of products and services as contracts may include maintenance programs and extended warranties that are separately priced or not separately priced. Contracts may also include variable consideration for discounts such as sales incentives and performance based bonuses and product returns. The cost of incentives is estimated at the inception of a contract at the expected amount that will ultimately be paid and is recognized as a reduction to revenue at the time of the sale. Revenues recognized are limited to the amount of consideration the Group expects to receive. The Group allocates the transaction price to the performance obligations based on the stand alone selling prices (SSP) for each obligation. When the SSP does not exist, the Group estimates the SSP based on the adjusted market approach.

Revenues for the sale of cars, spare parts and engines are recognized at a point in time when control of the cars, spare parts or engines is transferred to the customer based on shipping terms, which generally corresponds to the date when the cars, spare parts and engines are released to the carrier responsible for transportation to dealers or Maserati. Revenues relating to the maintenance program or extended warranty are recognized over time as the maintenance program or extended warranty is provided. Revenues from the supply of engines and related services to other Formula 1 racing teams are recognized over time on a time and materials basis when the services are provided.

Management has exercised judgment in determining performance obligations, variable consideration, allocation of transaction price and the timing of revenue recognition.

Sponsorship, commercial and brand activities

Revenues from sponsorship agreements are generally recognized ratably over the contract term as the customer benefits from the service throughout the service period. For sponsorship agreements that contain variable consideration based on performance of the racing team, the related revenues are estimated and recognized over the relevant period to the extent that it is highly probable that a significant reversal in the amount of the cumulative revenue recognized will not occur, which is typically when it is considered highly probable that the related conditions associated with the variable consideration will be achieved.

Revenues from commercial activities primarily relate to the revenues from participating in the Formula 1 World Championship. The revenues attributable to each racing team are governed by a specific agreement and depend upon, among other factors, the prior year ranking of each of the racing teams. Revenues of the commercial activities are recognized ratably over the contract term.

Revenues from brand licensing agreements where the customer has a right to access the Group’s brands or the contract includes minimum guaranteed payments are recognized on a straight-line basis over the contract term. Licensing revenues in excess of the minimum guaranteed payments are recognized when the related conditions are satisfied. Revenues from sales-based licensing agreements are recognized when the sales occur.

Management has exercised judgment in determining variable consideration.

Other revenues

Interest income generated by our financial service activities from the provision of client and dealer financing is reported within revenues using the effective interest rate method and not within net financial income/expenses.

IFRS 9 - Financial Instruments

The Group adopted IFRS 9 - Financial Instruments, which includes a logical approach for:

•	the classification and measurement of financial instruments driven by cash flow characteristics and the business model in which an asset is held;

•	a single “expected loss” impairment model for financial assets, and

•	a substantially reformed approach for hedge accounting.

The Group analyzed each of its classes of financial assets, financial liabilities and derivative instruments and concluded that its accounting for financial instruments under IFRS 9 does not result in material changes compared to its accounting for financial instruments under IAS 39, therefore, there was no impact on the Group’s consolidated financial statements upon initial adoption of the standard and related amendments. The Group’s updated financial instruments accounting policy is provided below.

Financial instruments

Presentation

Current financial assets include trade receivables, receivables from financing activities, derivative financial instruments, other current financial assets and cash and cash equivalents.

Investments and other financial assets include investments accounted for using the equity method as well as other securities and non-current financial assets.

Financial liabilities include debt (which primarily includes bonds, securitizations and borrowings from banks), trade payables and other financial liabilities, which mainly include derivative financial instruments.

Measurement

Financial assets, other than investments accounted for using the equity method, and financial liabilities are measured in accordance with IFRS 9.

Except for investments accounted for using the equity method, the Group initially measures financial assets at fair value plus, in the case of financial assets not measured at fair value through profit or loss, transaction costs.

Equity instruments held by the Group are recognized at fair value through profit or loss. When market prices are not directly available, the fair value is measured using appropriate valuation techniques (e.g. discounted cash flow analysis based on market information available at the balance sheet date).

Trade receivables and receivables from financing activities are originated in the ordinary course of business and held within a business model with the objective to hold the receivables in order to collect contractual cash flows that meet the ‘solely payments of principal and interest’ criterion under IFRS 9, therefore they are measured at amortized cost using the effective interest rate method. Receivables with maturities greater than one year are discounted to present value. Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of financial assets may be impaired. Under IFRS 9, a forward-looking expected credit loss model must be applied when assessing impairment. In making impairment assessments, the Group applies the standard simplified approach to estimate the lifetime expected credit losses and considers its historical credit loss experience, adjusted for forward-looking factors specific to the nature of the Group’s receivables and economic environment. If any such evidence exists, an impairment loss is recognized within financial expenses.

Financial liabilities, with the exception of derivative financial instruments, are measured at amortized cost using the effective interest rate method.

Derivative financial instruments

Derivative financial instruments are used for economic hedging purposes only in order to reduce currency risks. Derivative financial instruments qualify for hedge accounting only when at the inception of the hedge there is formal designation and documentation of the hedging relationship, the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured at fair value.

When derivative financial instruments qualify for hedge accounting, the following accounting treatments apply:

Cash flow hedges - Where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect the consolidated income statement, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income/(loss). The cumulative gain or loss is reclassified from other comprehensive income/(loss) to the consolidated income statement at the same time as the economic effect arising from the hedged item affects the consolidated income statement. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in the consolidated income statement immediately within net financial income/(expense). When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in other comprehensive income/(loss) and is recognized in the consolidated income statement at the same time as the underlying transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in other comprehensive income/(loss) is recognized in the consolidated income statement immediately.

The Group does not use fair value hedges or hedges of a net investment.

If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately within financial expenses.

Transfers of financial assets

The Group sells certain of its trade receivables through factoring transactions without recourse. In addition, the Group sells certain of its receivables from financing activities under securitization programs. Securitization transactions involve the sale, on a non-recourse basis, of a financial receivables portfolio to a special purpose vehicle, which in turn finances the purchase of such financial receivables by issuing asset-backed securities in the form of notes whose repayment of principal and interest depends on the cash flows generated by the related financial receivables.

The Group derecognizes the financial assets when, and only when, the contractual rights and risks to the cash flows arising from the related financial assets are no longer held or the Group has transferred the financial assets. In the case of a transfer of financial assets, if the Group transfers substantially all the risks and rewards of ownership of the financial assets, it derecognizes such assets and separately recognizes as assets or liabilities any rights and obligations created or retained in the transfer. On derecognition of financial assets, the difference between the carrying amount of the assets and the consideration received or receivable for the transfer of the assets is recognized within cost of sales in the consolidated income statement.

Amendments to IFRS 2 - Share-Based Payment

The Group adopted the Amendments to IFRS 2 - Share-Based Payment. The amendments provide requirements on the accounting for (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for annual periods beginning on or after January 1, 2018 with early application permitted. The Group has applied the amendments to share-based payment transactions under the Group’s equity incentive plan that contains a net settlement feature for withholding tax obligations, resulting in such transactions being classified in their entirety as equity-settled. There were no other effects from the adoption of these amendments.

IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration

The Group adopted the IFRIC Interpretation 22 - Foreign Currency Transactions and Advance Consideration. The interpretation addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The interpretation is effective on or after January 1, 2018. There was no effect from the adoption of this interpretation.

Annual Improvements to IFRSs 2014-2016 Cycle

The Group adopted the Annual Improvements to IFRSs 2014-2016 Cycle. The improvements has amended two standards with effective date of January 1, 2018: i) IFRS 1 - First-time Adoption of International Financial Reporting Standards and ii) IAS 28 - Investments in Associates and Joint Ventures. The amendments clarify, correct or remove redundant wording in the related IFRS Standards. There was no effect from the adoption of these amendments.

New standards, amendments and interpretations not yet effective

The standards, amendments and interpretations issued by the International Accounting Standards Board (“IASB”) that will have mandatory application in 2019 or subsequent years are listed below:

In January 2016 the IASB issued IFRS 16 - Leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17 - Leases. IFRS 16, which is not applicable to service contracts, but only applicable to leases or lease components of a contract, defines a lease as a contract that conveys to the customer (lessee) the right to use an asset for a period of time in exchange for consideration. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and, instead, introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of lease assets separately from interest on lease liabilities in the income statement. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019 with early adoption allowed only if IFRS 15 - Revenue from Contracts with Customers is also applied. The Group will not early adopt the standard and is currently evaluating the method of implementation and impact of adoption.

In May 2017 the IASB issued IFRS 17 - Insurance Contracts which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. IFRS 17 is effective on or after January 1, 2021 with early adoption allowed if IFRS 15 - Revenue from Contracts with Customers and IFRS 9 - Financial Instruments are also applied. The Group does not expect any impact from the adoption of this standard.

In June 2017 the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments which provides requirements regarding how to reflect uncertainties in accounting for income taxes. The interpretation is effective on or after January 1, 2019. The Group is currently evaluating the impact of adoption of this interpretation.

In October 2017 the IASB issued Amendments to IFRS 9 - Financial Instruments that allow, under certain conditions, for a prepayable financial asset with negative compensation payments to be measured at amortized cost or at fair value through other comprehensive income. The final amendments also contain a clarification relating to the accounting for a modification or exchange of a financial liability measured at amortized cost that does not result in the derecognition of the financial liability. The amendments are effective on or after January 1, 2019. The Group does not expect any impact from the adoption of these amendments.

In October 2017 the IASB issued amendments to IAS 28 - Long Term Interests in Associates and Joint Ventures to clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied. The amendment is effective on or after January 1, 2019. The Group does not expect a material impact from the adoption of these amendments.

In December 2017 the IASB issued Annual Improvements to IFRSs 2015 - 2017 Cycle, which has amendments to the following four Standards: IFRS 3 - Business Combinations, in relation to obtaining control of a business which was previously accounted for as an interest in a joint operation, IFRS 11- Joint Arrangements, in relation to obtaining joint control of a business which was previously accounted for as a joint operation, IAS 12 - Income Taxes, clarifying the treatment of taxes in relation to dividend payments and IAS 23 - Borrowing Costs, clarifying the treatment of borrowings which were previously capitalized when the related asset is ready for its intended use or sale. The amendments are effective on or after January 1, 2019. The Group is currently evaluating the impact of adoption of these amendments.

In February 2018 the IASB issued amendments to IAS 19 - Employee Benefits. When there is a change to a defined benefit plan (an amendment, curtailment or settlement) the amendments require that a company use the updated assumptions from the remeasurement of a net defined benefit liability or asset to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. These amendments are effective on or after January 1, 2019. The Group does not expect a material impact from the adoption of these amendments.

Review of the Conceptual Framework for Financial Reporting

In March 2018 the IASB revised the Conceptual Framework for Financial Reporting, effective immediately for the IASB and the IFRS Interpretations Committee when setting future standards, and effective for annual reporting periods on or after January 1, 2020 for companies that use the Conceptual Framework to develop accounting policies when no IFRS Standard applies to a particular transaction, with early application permitted. Key changes include (i) increasing the prominence of stewardship in the objective of financial reporting; (ii) reinstating prudence as a component of neutrality, defined as the exercise of caution when making judgements under conditions of uncertainty; (iii) defining a reporting entity; (iv) revising the definitions of an asset and a liability; (v) removing the probability threshold for recognition, and adding guidance on derecognition; (vi) adding guidance on the information provided by different measurement bases, and explaining factors to consider when selecting a measurement basis; and (vii) stating that profit or loss is the primary performance indicator and income and expenses in other comprehensive income should be recycled where the relevance or faithful representation of the financial statements would be enhanced. The Group does not expect a material impact from the adoption of the revised Conceptual Framework.

Scope of consolidation

With effect from May 31, 2018, Ferrari Financial Services S.p.A., a fully-owned subsidiary of Ferrari S.p.A., was merged with and into Ferrari S.p.A..

On July 30, 2017 the liquidation process of Ferrari North Europe Limited was completed.

4. FINANCIAL RISK FACTORS

The Group is exposed to various operational financial risks, including credit risk, liquidity risk and financial market risk (relating mainly to foreign currency exchange rates and interest rates). The Semi-Annual Condensed Consolidated Financial Statements do not include all the information and notes on financial risk management required in the preparation of the annual consolidated financial statements. For a detailed description of this information for the Group, reference should be made to Note 31 of the Consolidated Financial Statements at and for the year ended December 31, 2017.

5. OTHER INFORMATION
The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2018		2017
	Average for the six months ended June 30,	At June 30,	Average for the six months ended June 30,	At June 30,	At December 31,
U.S. Dollar	1.2104	1.1658	1.0830	1.1412	1.1993
Pound Sterling	0.8798	0.8861	0.8606	0.8793	0.8872
Swiss Franc	1.1697	1.1569	1.0766	1.0930	1.1702
Japanese Yen	131.6057	129.0400	121.7804	127.7500	135.0100
Chinese Yuan	7.7086	7.7170	7.4448	7.7385	7.8044
Australian Dollar	1.5688	1.5787	1.4364	1.4851	1.5346
Canadian Dollar	1.5457	1.5442	1.4453	1.4785	1.5039
Singapore Dollar	1.6054	1.5896	1.5208	1.5710	1.6024
Hong Kong Dollar	9.4863	9.1468	8.4199	8.9068	9.3720

6. NET REVENUES
Net revenues are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
	(€ thousand)
Revenues from:
Cars and spare parts	670,317	669,030	1,282,064	1,250,267
Engines	80,219	100,566	156,574	204,392
Sponsorship, commercial and brand	126,269	123,645	251,743	246,260
Other	28,847	27,201	46,275	40,123
Total net revenues	905,652	920,442	1,736,656	1,741,042
Other net revenues primarily include interest income generated by financial services activities and net revenues from the management of the Mugello racetrack.

7. COST OF SALES
Cost of sales for the three months ended June 30, 2018 and 2017 amounted to €431,430 thousand and €458,223 thousand, respectively, and for the six months ended June 30, 2018 and 2017 amounted to €822,208 thousand and €855,916 thousand, respectively, comprising mainly of expenses incurred in the manufacturing and distribution of cars and spare parts, including the engines sold to Maserati and rented to other Formula 1 racing teams, of which the cost of materials, components and labor costs are the most significant elements. The remaining costs principally include depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of shipment of the car.
Interest and other financial expenses from financial services activities included within cost of sales for the three months ended June 30, 2018 and 2017 amounted to €7,403 thousand and €4,529 thousand, respectively, and for the six months ended June 30, 2018 and 2017 amounted to €14,580 thousand and €9,089 thousand, respectively.

8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

Selling costs for the three months ended June 30, 2018 and 2017 amounted to €50,492 thousand and €53,927 thousand, respectively, and for the six months ended June 30, 2018 and 2017 amounted to €79,475 thousand and €84,814 thousand, respectively, and mainly consist of costs for marketing and events, sales personnel and retail stores. Marketing and events expenses consist primarily of costs in connection with trade and auto shows, media and client events for the launch of new models, as well as sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.

General and administrative costs for the three months ended June 30, 2018 and 2017 amounted to €36,525 thousand and €37,706 thousand, respectively, and for the six months ended June 30, 2018 and 2017 amounted to €73,916 thousand and €79,396 thousand, respectively, consisting mainly of administrative expenses and other general expenses that are not directly attributable to sales, manufacturing or research and development activities.

9. RESEARCH AND DEVELOPMENT COSTS
Research and development costs are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
	(€ thousand)
Research and development costs expensed during the period	135,737	134,078	284,522	279,932
Amortization of capitalized development costs	30,421	28,706	54,279	55,015
Total research and development costs	166,158	162,784	338,801	334,947
The main component of research and development costs expensed during the period related to research and development expenses to support the innovation of our product range and components, in particular, in relation to hybrid technology and Formula 1 developments. Research and development costs also include amortization of capitalized development costs.
10. OTHER EXPENSES/(INCOME), NET
Other expenses, net for the three months ended June 30, 2018 included other expenses of €5,578 thousand (€9,570 thousand for the three months ended June 30, 2017), mainly related to provisions and indirect taxes, partially offset by other income of €1,351 thousand (€2,924 thousand for the three months ended June 30, 2017), mainly related to rental income and other miscellaneous income.

Other income, net for the six months ended June 30, 2018 included other income of €12,665 thousand, partially offset by other expenses of €8,084 thousand. Other expenses, net for the six months ended June 30, 2017 included other expenses of €13,140 thousand, partially offset by other income of €4,864 thousand. Other income was mainly related to rental income and other miscellaneous income, and other expenses were mainly related to indirect taxes and other miscellaneous expenses. Other income for the six months ended June 30, 2018 also included income related to a pronouncement on a prior year’s legal dispute.

11. NET FINANCIAL EXPENSES

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
	(€ thousand)
Financial income
Related to:
Industrial companies (A)	8,348	722	19,606	5,678
Financial services companies (reported within net revenues)	12,164	9,359	24,717	18,570

Financial expenses and expenses from derivative financial instruments and foreign currency exchange rate differences
Related to:
Industrial companies (B)	(12,799)	(13,997)	(28,395)	(22,491)
Financial services companies (reported within cost of sales)	(7,403)	(4,529)	(14,580)	(9,089)

Net financial expenses relating to industrial companies (A - B)	(4,451)	(13,275)	(8,789)	(16,813)
Net financial expenses primarily related to interest expenses on debt, and in particular interest expenses on bonds, as well as net foreign exchange losses.

12. INCOME TAX EXPENSE
Income tax expense is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
	(€ thousand)
Current tax expense	37,262	48,599	93,250	117,166
Deferred tax expense/(income)	15,657	4,502	16,803	(14,462)
Taxes relating to prior periods	543	(386)	667	(594)
Total income tax expense	53,462	52,715	110,720	102,110
Income tax expense amounted to €53,462 thousand for the three months ended June 30, 2018 compared to €52,715 thousand for the three months ended June 30, 2017, and €110,720 thousand for six months ended June 30, 2018 compared to €102,110 thousand for the six months ended June 30, 2017, primarily attributable to an increase in profit before taxes, partially offset by deductions due to an increase in the cap for eligible research and development costs as well as additional deductions for the depreciation of fixed assets, in accordance with Italian tax legislation.

Income tax expense has been calculated based on the tax rate expected for the full financial year. The effective tax rate (net of IRAP) for the six months ended June 30, 2018 was 22.8 percent compared to 24.7 percent for the six months ended June 30, 2017.

IRAP (current and deferred) for the six months ended June 30, 2018 and 2017 amounted to €15,160 thousand and €12,657 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of the six months ended June 30, 2018 and 2017, respectively.

Deferred tax assets and liabilities of the individual consolidated companies are offset within the semi-annual consolidated statement of financial position where these may be offset.

13. EARNINGS PER SHARE
Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares in issue. The following table provides the amounts used in the calculation of basic earnings per share for the periods presented:

		For the three months ended June 30,		For the six months ended June 30,
		2018	2017	2018	2017
Profit attributable to owners of the Company	€ thousand	160,270	135,938	307,905	259,604
Weighted average number of common shares	thousand	188,646	188,953	188,745	188,949
Basic earnings per common share		€0.85	0.72	1.63	1.37

Diluted earnings per share
For the three and six months ended June 30, 2018, the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the equity incentive program. For the three and six months ended June 30, 2017 the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of (i) the potential common shares that would be issued under the equity incentive plan and (ii) the potential common shares that would be issued for the Non-Executive Directors’ compensation agreement. See Note 21 for additional details on the equity incentive plan.

The following table provides the amounts used in the calculation of diluted earnings per share for the three and six months ended June 30, 2018 and 2017:

		For the three months ended June 30,		For the six months ended June 30,
		2018	2017	2018	2017
Profit attributable to owners of the Company	€ thousand	160,270	135,938	307,905	259,604
Weighted average number of common shares for diluted earnings per common share	thousand	189,451	189,759	189,551	189,759
Diluted earnings per common share		€0.85	0.72	1.62	1.37

14. INTANGIBLE ASSETS

	Balance at December 31, 2017	Additions	Disposals	Amortization	Translation differences	Balance at June 30, 2018
	(€ thousand)
Intangible assets	440,456	133,930	—	(61,029)	64	513,421
Additions of €133,930 thousand for the six months ended June 30, 2018 primarily related to externally acquired and internally generated development costs for new and existing models.
15. PROPERTY, PLANT AND EQUIPMENT

	Balance at December 31, 2017	Additions	Disposals	Depreciation	Translation differences	Balance at June 30, 2018
	(€ thousand)
Property, plant and equipment	710,260	114,756	(431)	(73,853)	21	750,753
Additions of €114,756 thousand for the six months ended June 30, 2018 were mainly comprised of additions to plant, machinery and equipment, as well as advances and assets under construction.

At June 30, 2018, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €104,113 thousand (€37,844 thousand at December 31, 2017).

16. INVESTMENTS AND OTHER FINANCIAL ASSETS
The composition of investments and other financial assets is as follows:

	At June 30, 2018	At December 31, 2017
	(€ thousand)
Investments accounted for using the equity method	24,651	23,340
Other securities and financial assets	7,190	6,698
Total investments and other financial assets	31,841	30,038

Investments accounted for using the equity method
Investments accounted for using the equity method relate to the Group’s investment in FFS GmbH and changes were as follows:

(€ thousand)
Balance at January 1, 2018	23,340
Proportionate share of net profit for the period from January 1, 2018 to June 30, 2018	1,346
Other changes	(35)
Balance at June 30, 2018	24,651

Other securities and financial assets
Other securities and financial assets primarily include the Liberty Shares obtained as a result of exercising the Delta Topco option, which was exercised as a result of the sale of Delta Topco (a company belonging to the Formula 1 Group responsible for the promotion of the Formula 1 World Championship) to Liberty Media Corporation in January 2017. The Liberty Shares are measured at fair value and amounted to €6,180 thousand at June 30, 2018 (€5,705 thousand at December 31, 2017).

17. INVENTORIES

	At June 30, 2018	At December 31, 2017
	(€ thousand)
Raw materials	114,080	99,225
Semi-finished goods	99,840	87,678
Finished goods	210,717	206,862
Total inventories	424,637	393,765
The amount of inventory writedowns recognized as an expense within cost of sales was €6,024 thousand and €4,067 thousand for the six months ended June 30, 2018 and 2017, respectively.

18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

	At June 30, 2018	At December 31, 2017
	(€ thousand)
Receivables from financing activities	803,999	732,947
Trade receivables	246,543	239,410
Current tax receivables	2,966	6,125
Other current assets	79,754	45,441
Total	1,133,262	1,023,923

Receivables from financing activities
Receivables from financing activities are as follows:

	At June 30, 2018	At December 31, 2017
	(€ thousand)
Client financing	774,527	704,014
Dealer financing	29,472	28,933
Total	803,999	732,947
The increase in client financing is primarily attributable to an increase in the financial receivables portfolio in the U.S..
19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At June 30, 2018	At December 31, 2017
	(€ thousand)
Financial derivatives	5,793	11,686
Other financial assets	3,734	3,997
Current financial assets	9,527	15,683

Current financial assets and other financial liabilities mainly relate to foreign exchange derivatives. The following table provides the analysis of derivative assets and liabilities at June 30, 2018 and December 31, 2017.

	At June 30, 2018		At December 31, 2017
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency forwards	2,062	(8,193)	8,848	(1,136)
Total cash flow hedges	2,062	(8,193)	8,848	(1,136)
Other foreign exchange derivatives	700	(687)	1,729	(308)
Interest rate caps	3,031	—	1,109	—
Derivatives assets/(liabilities)	5,793	(8,880)	11,686	(1,444)
Other foreign exchange derivatives relate to foreign currency forwards which do not meet the requirements to be recognized as cash flow hedges. Interest rate caps relate to derivative instruments required as part of certain securitization agreements.
20. EQUITY
Share capital
At June 30, 2018 and December 31, 2017 the fully paid up share capital of the Company was €2,504 thousand, consisting of 193,923,499 common shares and 56,497,618 special voting shares, all with a nominal value of €0.01. At June 30, 2018, the Company had 5,277,481 common shares and 4,674 special voting shares held in treasury, while at December 31, 2017 the Company had 4,969,625 common shares and 4,099 special voting shares held in treasury. The increase in common shares held in treasury reflects the repurchase of shares by the Company through its share buyback program.
The following table summarizes the changes in the number of outstanding common shares and outstanding special voting shares of the Company for the six months ended June 30, 2018:

	Common Shares	Special Voting Shares	Total
Balance at December 31, 2017	188,953,874	56,493,519	245,447,393
Shares repurchased under share buyback program(1)	(307,856)	—	(307,856)
Other changes(2)	—	(575)	(575)
Balance at June 30, 2018	188,646,018	56,492,944	245,138,962
_______________________________________

(1)	Includes shares repurchased between January 1, 2018 and June 30, 2018 based on the transaction trade date.

(2)	Relates to the deregistration of special voting shares from the loyalty register.

The loyalty voting structure

The purpose of the loyalty voting structure is to reward ownership of the Company’s common shares and to promote stability of the Company’s shareholder base by granting long-term shareholders of the Company with special voting shares. Exor N.V. (“Exor”) and Piero Ferrari participate in the Company’s loyalty voting program and, therefore, effectively hold two votes for each of the common shares they hold. Investors who purchased common shares in the initial public offering may elect to participate in the loyalty voting program by registering their common shares in the loyalty share register and holding them for three years. The loyalty voting program will be effected by means of the issue of special voting shares to eligible holders of common shares. Each special voting share entitles the holder to exercise one vote at the Company’s shareholders meeting. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve, and the special voting shares do not carry any entitlement to any other reserve of the Group. The special voting shares have only immaterial economic entitlements and, as a result, do not impact the Company’s earnings per share calculation.

Retained earnings and other reserves

Retained earnings and other reserves includes a share premium reserve of €5,768,544 thousand at June 30, 2018 and at December 31, 2017. The share premium reserve originated from the Restructuring. For more information on the Restructuring, please refer to the Annual Consolidated Financial Statements.

At June 30, 2018, the Company has recognized a cumulative amount of €35,224 thousand as an increase to other reserves for the PSU awards and RSU awards under the Group’s equity incentive plan (€28,179 thousand at December 31, 2017). See Note 21.

Equity-settled Non-Executive Directors’ compensation of €397 thousand was recognized as an increase to other reserves for the six months ended June 30, 2017. There was no equity-settled Non-Executive Directors compensation for the six months ended June 30, 2018.
On February 9, 2018, the Company announced its intention to launch a share buyback program. The Company expects the program to involve the repurchase from time to time of up to €100 million in common shares. The program is intended to optimize the capital structure of the Company. Shares repurchased may be used to meet the Company’s obligations arising from the equity incentive plan approved in 2017. As of June 30, 2018, the Company had repurchased 307,856 common shares for a total consideration of €30,135 thousand under the program. No repurchases were made in the three months ended June 30, 2018.

Other comprehensive income/(loss)

The following table presents other comprehensive income/(loss):

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
	(€ thousand)
(Losses)/Gains on cash flow hedging instruments arising during the period	(5,113)	40,459	(4,962)	45,002
(Losses)/Gains on cash flow hedging instruments reclassified to the consolidated income statement	(2,361)	(6,420)	(7,882)	2,669
(Losses)/Gains on cash flow hedging instruments	(7,474)	34,039	(12,844)	47,671
Exchange differences on translating foreign operations arising during the period	5,570	(9,822)	3,932	(10,649)
Total items that may be reclassified to the consolidated income statement in subsequent periods	(1,904)	24,217	(8,912)	37,022
Total other comprehensive (loss)/income	(1,904)	24,217	(8,912)	37,022
Related tax impact	2,085	(9,497)	3,583	(13,300)
Total other comprehensive income/(loss), net of tax	181	14,720	(5,329)	23,722
Losses/(Gains) on cash flow hedging instruments arising during the three and six months ended June 30, 2018 and gains arising during the three and six months ended June 30, 2017 relate to changes in the fair value of derivative financial instruments used for cash flow hedging purposes.
The tax effects relating to other comprehensive income/(loss) are as follows:

	For the six months ended June 30,
	2018			2017
	Pre-tax balance	Tax expense	Net balance	Pre-tax balance	Tax expense	Net balance
	(€ thousand)
Gains/(Losses) on cash flow hedging instruments	(12,844)	3,583	(9,261)	47,671	(13,300)	34,371
Exchange losses on translating foreign operations	3,932	—	3,932	(10,649)	—	(10,649)
Total other comprehensive income/(loss)	(8,912)	3,583	(5,329)	37,022	(13,300)	23,722

21. SHARE-BASED COMPENSATION
Following the approval of the equity incentive plan by the Board of Directors on March 1, 2017, on April 14, 2017 the Shareholders approved an award to the Chief Executive Officer under the Company’s equity incentive plan applicable to all GEC members and key leaders of the Company. Under the Company’s equity incentive plan, a total number of approximately 687 thousand performance share units (“PSUs”) and a total number of approximately 119 thousand restricted share units (“RSUs”) have been awarded. The grants of the PSUs and the RSUs, which each represent the right to receive one common share of the Company, cover a five-year performance period from 2016 to 2020, consistent with the Company’s strategic horizon.
At June 30, 2018, the Company has recognized a cumulative amount of €35,224 thousand as an increase to other reserves in equity for the PSU awards and RSU awards (€7,045 thousand was recognized for the six months ended June 30, 2018), and had unrecognized compensation expense of approximately €19,006 thousand. This expense will be recognized over the remaining vesting period until 2020.

None of the PSU awards or RSU awards were forfeited and none of the outstanding PSU awards or RSU awards had vested at June 30, 2018.

22. PROVISIONS
Provisions are as follows:

	At June 30, 2018	At December 31, 2017
	(€ thousand)
Warranty and recall campaigns provision	119,194	123,136
Legal proceedings and disputes	36,132	50,375
Other risks	28,541	23,881
Total provisions	183,867	197,392
The provision for other risks are related to disputes and matters which are not subject to legal proceedings, including contract related disputes with suppliers, employees and other parties.
Movements in provisions are as follows:

	Balance at December 31, 2017	Additional provisions	Utilization	Translation differences and other movements	Balance at June 30, 2018
	(€ thousand)
Warranty and recall campaigns provision	123,136	7,655	(11,709)	112	119,194
Legal proceedings and disputes	50,375	3,226	(17,101)	(368)	36,132
Other risks	23,881	4,451	(689)	898	28,541
Total provisions	197,392	15,332	(29,499)	642	183,867
Utilization of the provision for legal proceedings mainly relates to a pronouncement on a prior year’s legal dispute.
23. DEBT

	Balance at December 31, 2017	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other	Translation differences	Balance at June 30, 2018
	(€ thousand)
Borrowings from banks	38,059	—	(1,925)	130	843	37,107
Bonds	1,193,517	—	—	(1,127)	—	1,192,390
Securitizations	556,276	100,118	(59,793)	107	18,043	614,751
Other debt	18,329	15,496	(24,956)	—	(22)	8,847
Total debt	1,806,181	115,614	(86,674)	(890)	18,864	1,853,095
Borrowings from banks
Borrowings from banks at June 30, 2018 mainly relate to financial liabilities of FFS Inc to support the financial services operations, and in particular (i) €30,164 thousand (€29,189 thousand at December 31, 2017) relating to a U.S. Dollar denominated credit facility for up to $50 million (drawn down for $35 million at June 30, 2018) and bearing interest at LIBOR plus a range of between 65 and 75 basis points; (ii) other borrowings from banks of €6,943 thousand (€8,870 thousand at December 31, 2017) relating to various short and medium term credit facilities.

The Facility

On November 30, 2015, the Company, as borrower and guarantor, and certain other members of the Group, as borrowers, entered into a €2.5 billion facility with a syndicate of banks (the “Facility”). At inception, the Facility comprised a bridge loan of €500 million (the “Bridge Loan”), a term loan of €1,500 million (the “Term Loan”) and a revolving credit facility of €500 million (the “RCF”).

In December 2015 the Bridge Loan and Term Loan were fully drawn down for the purposes of repaying financial liabilities with FCA, including the FCA Note that originated as a result of the Restructuring. For more information on the FCA Note and the Restructuring please refer to the annual consolidated financial statements at and for the year ended December 31, 2017. In March 2016, the Bridge Loan was fully repaid, primarily using the proceeds from the 2023 Bond (see “Bonds” below). In 2016 and 2017 the Company made scheduled payments and voluntary prepayments, funded in part with the proceeds of the 2021 Bond, described under “Bonds” below, to fully repay the Term Loan.

At June 30, 2018 and at December 31, 2017 the RCF was undrawn. Proceeds of the RCF may be used from time to time for general corporate and working capital purposes of the Group. The RCF has a maturity of five years from inception of the Facility.

Bonds

2023 Bond

On March 16, 2016, the Company issued 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490,729 thousand after the debt discount and issuance costs. The net proceeds were used, together with additional cash held by the Company, to fully repay the €500 million Bridge Loan under the Facility. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. The amount outstanding at June 30, 2018 of €496,283 thousand includes accrued interest of €2,188 thousand (€498,894 thousand including €5,938 thousand of accrued interest at December 31, 2017).

2021 Bond

On November 16, 2017, the Company issued 0.25 percent coupon notes due January 2021, having a principal of €700 million. The bond was issued at a discount for an issue price of 99.557 percent, resulting in net proceeds of €694,172 thousand after the debt discount and issuance costs. The net proceeds were primarily used to repay the Term Loan. The bond is unrated and was admitted to trading on the regulated market of the Irish Stock Exchange. The amount outstanding at June 30, 2018 of €696,107 thousand includes accrued interest of €796 thousand (€694,623 thousand including €221 thousand of accrued interest at December 31, 2017).

Securitizations

Starting in 2016, FFS Inc has pursued a strategy of self-financing, further reducing dependency on intercompany funding and increasing the portion of self-liquidating debt with various securitization transactions. As of June 30, 2018, FFS Inc had the following revolving securitization programs:

•
revolving securitization program for funding of up to $375 million by pledging retail financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 65 basis points. As of June 30, 2018 total proceeds net of repayments from the sales of financial receivables under the program were $357 million ($325 million at December 31, 2017). The securitization agreement requires the maintenance of an interest rate cap.

•
revolving securitization program for funding of up to $225 million by pledging leasing financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 65 basis points. As of June 30, 2018, total proceeds net of repayments from the sales of financial receivables under the program were $225 million ($222 million at December 31, 2017).The securitization agreement requires the maintenance of an interest rate cap.

•
revolving securitization program for funding of up to $135 million by pledging credit lines to Ferrari customers secured by personal vehicle collections and personal guarantees in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 120 basis points. As of June 30, 2018 total proceeds net of repayments from the sales of financial receivables under the program were $134 million ($120 million at December 31, 2017). The securitization agreement does not require an interest rate cap.

The funding limits of the revolving securitization programs have been increased since inception as the related receivables portfolios have increased.

Cash collected from the settlement of receivables or lines of credit pledged as collateral is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €28,207 thousand at June 30, 2018 (€28,230 thousand at December 31, 2017).

Other debt

Other debt mainly relates to funding for operating activities of the Group.

24. OTHER LIABILITIES
An analysis of other liabilities is as follows:

	At June 30, 2018	At December 31, 2017
	(€ thousand)
Deferred income	360,437	274,186
Advances and security deposits	113,228	167,293
Accrued expenses	97,778	77,024
Payables to personnel	29,850	38,488
Social security payables	15,146	20,553
Other	44,105	42,806
Total other liabilities	660,544	620,350
Deferred income primarily includes amounts received under the scheduled maintenance program of €182,408 thousand at June 30, 2018 and €173,646 thousand at December 31, 2017, which are deferred and recognized as net revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group.
Advances and security deposits at June 30, 2018 and at December 31, 2017 primarily include advances received from clients for the purchase of special series, limited edition and supercars. Upon shipment of such cars, the advances are recognized as revenue. The decrease primarily relates to shipments of the LaFerrari Aperta.
25. TRADE PAYABLES
Trade payables of €628,568 thousand at June 30, 2018 (€607,505 thousand at December 31, 2017) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

26. FAIR VALUE MEASUREMENT
IFRS 13 establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

Levels used in the hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

Level 3 inputs are unobservable inputs for the assets and liabilities.

Assets and liabilities that are measured at fair value on a recurring basis

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at June 30, 2018 and at December 31, 2017:

		At June 30, 2018
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		649,533	—	—	649,533
Investments and other financial assets - Liberty Shares	16	6,180	—	—	6,180
Current financial assets	19	—	5,793	—	5,793
Total assets		655,713	5,793	—	661,506
Other financial liabilities	19	—	8,880	—	8,880
Total liabilities		—	8,880	—	8,880

		At December 31, 2017
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		647,706	—	—	647,706
Investments and other financial assets - Liberty Shares	16	5,705	—	—	5,705
Current financial assets	19	—	11,686	—	11,686
Total assets		653,411	11,686	—	665,097
Other financial liabilities	19	—	1,444	—	1,444
Total liabilities		—	1,444	—	1,444
There were no transfers between fair value hierarchy levels for the periods presented.
The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment. In particular, the fair value of forward contracts, currency swaps and interest rate caps is determined by taking the prevailing foreign currency exchange rate and interest rates, as applicable, at the balance sheet date.
The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of bank current accounts.

Assets and liabilities not measured at fair value on a recurring basis
For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.
The following table represents carrying amount and fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At June 30, 2018		At December 31, 2017
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ thousand)
Receivables from financing activities	18	803,999	803,999	732,947	732,947
Total assets		803,999	803,999	732,947	732,947
Debt	23	1,853,095	1,860,150	1,806,181	1,819,337
Total liabilities		1,853,095	1,860,150	1,806,181	1,819,337
27. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the FCA Group and Exor Group, unconsolidated subsidiaries of the Group, associates and joint ventures. In addition, members of Ferrari Group Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:
Transactions with FCA Group companies

•	the sale of engines and car bodies to Maserati S.p.A. (“Maserati”) which is controlled by the FCA Group;

•	the purchase of engine components for the use in the production of Maserati engines from FCA US LLC, which is controlled by FCA Group;

•
the purchase of automotive lighting and automotive components from Magneti Marelli S.p.A., Automotive Lighting Italia S.p.A., Sistemi Sospensioni S.p.A. and Magneti Marelli Powertrain Slovakia s.r.o. (which form part of “Magneti Marelli”), which are controlled by the FCA Group;

•
transactions with other FCA Group companies, mainly relating to the services provided by FCA Group companies, including human resources, payroll, tax, customs and procurement of insurance coverage and sponsorship revenues for the display of FCA Group company logos on the Formula 1 cars;

Transactions with Exor Group companies

•	the Group incurs rental costs from Iveco Group companies related to the rental of trucks used by the Formula 1 racing team;

•	the Group earns sponsorship revenue from Iveco S.p.A.

Transactions with other related parties

•	the purchase of components for Formula 1 racing cars from COXA S.p.A., controlled by Piero Ferrari;

•	consultancy services provided by HPE S.r.l., controlled by Piero Ferrari;

•	sponsorship agreement relating to Formula 1 activities with Ferretti S.p.A.;

•	sale of cars to certain members of the Board of Directors of Ferrari N.V. and Exor.

In accordance with IAS 24, transactions with related parties also include compensation to Directors, the Audit Committee and managers with strategic responsibilities.

The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the six months ended June 30,
	2018			2017
	Net revenues	Costs (1)	Net financial expenses	Net revenues	Costs (1)	Net financial expenses
	(€ thousand)
FCA Group companies
Maserati	121,722	1,486	—	170,953	1,931	—
FCA US LLC	—	18,990	—	—	29,054	—
Magneti Marelli	764	21,079	—	892	16,693	—
Other FCA Group companies	3,885	3,455	599	3,238	3,423	606
Total FCA Group companies	126,371	45,010	599	175,083	51,101	606
Exor Group companies (excluding the FCA Group)	142	79	—	102	44	—
Other related parties
COXA S.p.A.	6	3,736	—	45	3,143	—
HPE S.r.l.	—	2,944	—	—	3,246	—
Other related parties	471	—	—	26	—	—
Total other related parties	477	6,680	—	71	6,389	—
Total transactions with related parties	126,990	51,769	599	175,256	57,534	606
Total for the Group	1,736,656	971,018	8,789	1,741,042	1,028,402	16,813
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses/(income), net.

Non-financial assets and liabilities originating from related party transactions are as follows:

	At June 30, 2018				At December 31, 2017
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
FCA Group companies
Maserati	58,956	4,097	49	34,144	71,560	3,028	—	37,496
FCA US LLC	132	11,510	—	—	129	6,848	—	—
Magneti Marelli	1,573	11,911	124	—	899	8,103	—	—
Other FCA Group companies	1,651	3,731	2,009	164	2,657	4,646	2,097	27
Total FCA Group companies	62,312	31,249	2,182	34,308	75,245	22,625	2,097	37,523
Exor Group companies (excluding the FCA Group)	141	174	—	2	345	202	—	—
Other related parties
COXA S.p.A.	—	1,267	—	—	3	1,142	—	—
HPE S.r.l.	—	1,333	—	—	—	1,150	—	—
Other related parties	265	—	5	275	268	—	—	—
Total other related parties	265	2,600	5	275	271	2,292	—	—
Total transactions with related parties	62,718	34,023	2,187	34,585	75,861	25,119	2,097	37,523
Total for the Group	246,543	628,568	79,754	660,544	239,410	607,505	45,411	620,350

No financial assets and liabilities originating from related party transactions at June 30, 2018 and December 31, 2017.

28. ENTITY-WIDE DISCLOSURES
The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three and six months ended June 30, 2018 and 2017:

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
	(€ thousand)
Italy	122,159	159,541	233,316	281,993
Other EMEA	348,813	331,924	711,173	703,630
Americas (1)	257,019	259,794	471,968	432,016
China, Hong Kong and Taiwan (on a combined basis)	74,097	66,751	144,071	144,384
Rest of APAC (2)	103,564	102,432	176,128	179,019
Total net revenues	905,652	920,442	1,736,656	1,741,042
______________________________
(1)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(2)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia.
29. SUBSEQUENT EVENTS
The Group evaluated subsequent events through August 1, 2018, which is the date the Semi-Annual Condensed Consolidated Financial Statements were authorized for issuance, and there were no events to report.

Responsibility Statement
The Board of Directors is responsible for preparing the Semi-Annual Report, inclusive of the Semi-Annual Consolidated Financial Statements and the Management’s Discussion and Analysis, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting, IAS 34 - Interim Financial Reporting.
In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of Ferrari N.V. and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Management Discussion and Analysis provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.
August 1, 2018
The Board of Directors

John Elkann
Louis C. Camilleri
Piero Ferrari
Delphine Arnault
Giuseppina Capaldo
Eddy Cue
Sergio Duca
Lapo Elkann
Amedeo Felisa
Maria Patrizia Grieco
Adam Keswick
Elena Zambon